EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MAY 14, 2002

PE

BBVA Banco Francés S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Reconquista 199, 1006
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO FRANCÉS S.A.

TABLE OF CONTENTS

ITEM 1

Buenos Aires, May 13, 2002.

TO THE BUENOS AIRES STOCK EXCHANGE:

BBVA Banco Francés hereby informs you that on May 10, 2002 the Central Bank of Uruguay approved the purchase agreement between BBVA Banco Francés S.A. and Banco Bilbao Vizcaya Argentaria S.A., whereby BBVA Banco Francés S.A. sells its entire equity interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A. – that is 60,879% of the capital stock – to Banco Bilbao Vizcaya Argentaria S.A.. The aggregate purchase price for the Shares to be paid is US$55.50 million; subject to eventual adjustments resulting from the valuation of the company to be done during the following 45 days.

ITEM 2

ANDERSEN

BBVA Banco Francés

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH AUDITOR´S REPORT

ANDERSEN

AUDITOR´S REPORT

(English translation of the report originally issued in Spanish, except for the paragraph 7 of this report and the omission of certain disclosures related to formal legal requirements for reporting in Argentina)

- See Note 22 to the Financial Statements -

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To the Directors of
BBVA BANCO FRANCES S.A.
Reconquista 199
Buenos Aires

1. We have audited the accompanying balance sheets of BBVA BANCO FRANCES S.A. (a bank organized under Argentine Legislation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the fiscal years then ended. We have also audited the consolidated balance sheets of BBVA BANCO FRANCES S.A. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Bank's Management. Our responsibility is to issue a report on these financial statements based on our audits.

2. Our work was made in accordance with generally accepted auditing standards in Argentina and with the "Minimum standards for independents audits" of the Central Bank of the Argentine Republic (BCRA). An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Bank's management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis to issue our report.

3. As mentioned in note 4 to the accompanying financial statements, the Bank and its subsidiaries hold securities issued by the Argentine federal government and governments of Argentine provinces and carry receivables from credit assistance to customers in the non-financial public sector and the non-financial private sector and, as detailed in Exhibit E, investments in subsidiaries. In view of the situation described in note 1, it is not possible to determine the future effects that the prolongation of the economic crisis that Argentina is undergoing could have on the recoverability of the accounting value of such holding, financing and investments in other subsidiaries. The accompanying financial statements do not contain any adjustments that may derive from the resolution of such uncertainties.

4. As explained in detail in note 1 to the accompanying financial statements, during the last few months profound changes were introduced into the Argentine economic framework and the Convertibility Law, which pegged the Argentine peso at par with the US dollar and had been in effect since 1991, was amended; such changes included the devaluation of the Argentine peso in relation to the US dollar and the mandatory conversion of assets and liabilities denominated in foreign currency into pesos – the effects of which are to recognized in the following fiscal year, in accordance with Argentine professional accounting standards and BCRA standards – as well as severe restrictions on withdrawal of funds from the financial system and on fund transfers abroad. These initial measures significantly affected the liquidity, solvency and profitability of the financial system as a whole, which made it necessary for the Argentine government and the BCRA to adopt further regulations to moderate the abovementioned effects and foster the restructuring of the financial system; such additional regulations are currently being issued and implemented. This situation and the final outcome of the uncertainties mentioned above could continue to affect the financial position and equity of the Bank and its subsidiaries. The accompanying financial statements have been prepared assuming that the Bank will continue as a going concern, based on the understanding that the restructuring of the financial system as a whole and the Bank's own plans and actions will allow it to continue its operations and meet the solvency and liquidity ratios required by the BCRA; accordingly, these financial statements do not include adjustments related to the recoverability of the asset amounts recorded or the sufficiency of liabilities, as may be required if the situations described is not resolved favorably.

5. As explained in note 5 to the accompanying financial statements, in valuing a portion of their government securities, certain assets in government securities applied to repurchase agreements and the guaranteed loans to the non-financial government sector as of December 31, 2001 and 2000, the Bank and its subsidiaries applied certain criteria that are in conformity with BCRA regulations but depart from effective Argentine professional accounting standards. The effects of applying such criteria on stockholders' equity and results of operations for the years then ended are disclosed in the abovementioned note 5.

6. In view of the significance of the uncertainties mentioned in paragraphs three and four above, we are not in a position to express, and accordingly do not express, any opinion on the financial position of BBVA BANCO FRANCES S.A. or on the consolidated financial position of BBVA BANCO FRANCES S.A. and its subsidiaries as of December 31, 2001, or the respective results of operations or cash flows for the year then ended.

   On the other, in our opinion, the financial statements of BBVA BANCO FRANCES S.A. and the consolidated financial statements of BBVA BANCO FRANCES S.A. and its subsidiaries as of December 31, 2000, present fairly, in all material respects, the financial positions as of December 31, 2000, and the respective results of operations and cash flows for the fiscal year then ended, in conformity with BCRA standards and, except for the matter mentioned in paragraph 5, with Argentine professional accounting standards.

7. The financial statements referred to in paragraph 1 may not present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina. The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the accompanying financial statements are to be used have not been quantified.

Buenos Aires,
April 30, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 8

MARIO A. BITTAR
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 184 – Fo. 238

BBVA Banco Francés

BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

-Stated in thousands of pesos-

ASSETS	2001	2000
CASH AND DUE FROM BANKS		
Cash	264,337	237,516
Due from banks and correspondents	511,765	268,187
	776,102	505,703
GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)		
Holdings in investment accounts	4,226	598,248
Holdings for trading or financial transactions	230,493	46,624
Unlisted Govemment Securities	308,571	57,490
Investments in listed private securities	239	8,606
	543,529	710,968
LOANS		
To the non financial govemmental sector (Exhibits B, C and D)	2,860,997	2,017,447
To the financial sector (Exhibits B, C and D)	59,153	141,457
To the non financial private sector and residents abroad (Exhibits B, C and D)	3,133,629	3,858,530
Overdraft	329,413	278,915
Discounted instruments	669,338	823,645
Real estate mortgage	742,902	751,708
Security Agreements	22,681	37,037
Consumer	285,093	358,049
Credit cards	234,123	258,079
Other (Note 8)	803,428	1,302,946
Interest and listed-price differences accrued and pending collection	67,720	56,155
Less: unused collections	198	4
Less: Interest documented together with main obligation	20,871	8,000
Less: Allowances (Exhibit J)	457,115	169,174
	5,596,664	5,848,260
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS		
Central Bank of the Argentine Republic	64,086	2,492,724
Amounts receivable for spot and forward sales pending settlement	218,438	467,322
Instruments to be received for spot and forward purchases pending settlement	39,387	721,042
Premiums on options purchased	-	33,773
Unlisted corporate bonds (Exhibits B, C and D)	72,174	89,600
Other receivables not covered by debtor classification regulations	99,504	140,523
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	15,819	34,822
Interest accrued and pending collection not covered by debtor classification regulations	8	26
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	14	2,195
Less: Allowances (Exhibit J)	4,171	1,336
	505,259	3,980,691
ASSETS OUT ON FINANCING LEASE		
Assets out on financing lease (Exhibits B, C and D)	22,515	12,156
Less: Allowances (Exhibit J)	333	-
	22,182	12,156
INVESTMENTS IN OTHER COMPANIES (Exhibit E)		
In financial institutions	232,972	275,947
Other (Note 8)	129,770	111,613
Less: Allowances (Exhibit J)	5,379	-
	357,363	387,560
OTHER RECEIVABLES		
Receivables from sale of goods (Exhibits B, C and D)	159	287
Other (Note 8)	156,224	111,361
Other accrued interest receivable	1	1
Less: Allowances (Exhibit J)	1,402	-
	154,982	111,649
BANK PREMISES AND EQUIPMENT (Exhibit F)	224,544	232,224
OTHER ASSETS (Exhibit F)	70,500	61,631
INTANGIBLE ASSETS (Exhibit G)		
Goodwill	50,856	60,591
Organization and development expenses	63,412	71,132
	114,268	131,723
SUSPENSE ITEMS	3,841	857
TOTAL ASSETS	8,369,234	11,983,422

BBVA Banco Francés

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)
-Stated in thousands of pesos-

LIABILITIES	2001	2000
DEPOSITS (Exhibits H and I)		
From the non financial governmental sector	34,346	7,681
From the financial sector	96,353	11,563
From the non financial private sector and residents abroad	5,746,610	7,405,369
Checking accounts	1,161,145	642,915
Savings deposits	2,101,280	1,721,086
Certificates of deposit	2,194,535	4,929,108
Investments accounts	-	1,620
Other	267,531	65,387
Interest and listed-price differences accrued payable	22,119	45,253
	5,877,309	7,424,613
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS		
Central Bank of the Argentine Republic (Exhibit I)	8,829	16,861
Other	8,829	16,861
Banks and International Organizations (Exhibit I)	272,333	150,203
Non-subordinated corporate bonds (Exhibit I)	250,000	448,553
Amounts payable for spot and forward purchases pending settlement	45,188	644,604
Instruments to be delivered for spot and forward sales pending settlement	194,432	1,715,914
Premiums on options sold	-	33,773
Financing received from Argentine financial institutions (Exhibit I)	138,217	96,413
Other (Exhibit I)	228,178	85,081
Interest and listed-price differences accrued payable (Exhibit I)	6,610	7,938
	1,143,787	3,199,340
OTHER LIABILITIES		
Other (Note 8)	152,250	152,771
	152,250	152,771
ALLOWANCES (Exhibit J)	52,154	17,897
SUBORDINATED CORPORATE BONDS (Exhibit I)	170,244	177,869
SUSPENSE ITEMS	31,727	365
TOTAL LIABILITIES	7,427,471	10,972,855
STOCKHOLDERS' EQUITY (as for the related statement)	941,763	1,010,567
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,369,234	11,983,422

MEMORANDUM ACCOUNTS

	2001	2000
DEBIT ACCOUNTS		
Contingent		
– Guaranties received	4,698,335	3,462,931
– Contra contingent debit accounts	915,985	1,069,025
	5,614,320	4,531,956
Control		
– Receivables classified as irrecoverable	450,614	472,673
– Other (Note 8)	15,707,008	12,093,424
– Contra control debit accounts	76,535	92,631
	16,234,157	12,658,728
For Derivatives		
– Notional value of call options purchased	-	259,056
– Notional value of put options purchased	-	79,017
– Contra debit accounts for derivatives	-	338,073
	-	676,146
For trustee activities		
– Funds received in trust	87,986	43,089
	87,986	43,089
TOTAL	21,936,463	17,909,919
CREDIT ACCOUNTS		
Contingent		
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	177,146	253,281
– Guaranties provided to the BCRA	8,718	15,544
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	536,142	666,253
– Other guaranties given not covered by debtor classification regulations	894	3,736
– Other covered by debtor classification regulations (Exhibits B, C and D)	193,085	130,211
– Contra contingent credit accounts	4,698,335	3,462,931
	5,614,320	4,531,956
Control		
– Items to be credited	76,495	92,631
– Other	40	-
– Contra control credit accounts	16,157,622	12,566,097
	16,234,157	12,658,728
For Derivatives		
– Notional value of call options sold	-	259,056
– Notional value of put options sold	-	79,017
– Contra credit accounts for derivatives	-	338,073
	-	676,146
For trustee activities		
– Contra credit accounts for trustee activities	87,986	43,089
	87,986	43,089
TOTAL	21,936,463	17,909,919

The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these statements.

BBVA Banco Francés

STATEMENTS OF INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish – See Note 22)

- Stated in thousands of pesos -

	2001	2000
FINANCIAL INCOME		
Interest on cash and due from banks	24,532	24,620
Interest on loans to the financial sector	17,733	18,458
Interest on overdraft	81,910	72,916
Interest on discounted instruments	94,786	73,135
Interest on real estate mortage loans	97,221	77,289
Interest on security agreement loans	3,630	5,777
Interest on credit card loans	40,979	50,696
Interest on other loans	452,576	424,647
Interest on other receivables from financial transactions	21,692	59,360
Income from guaranteed loans - Decree 1387/01	20,186	-
Net income from government and private securities	213,651	165,062
Other	72,219	31,917
	1,141,115	1,003,877
FINANCIAL EXPENSE		
Interest on checking accounts	14,839	159
Interest on savings deposits	20,971	28,922
Interest on certificates of deposit	430,748	323,005
Interest on financing to the financial sector	1,100	1,656
Interest on other liabilities from financial transactions	52,723	59,085
Other interest	16,844	23,899
Net expense on options	-	129
Other	58,136	51,275
	595,361	488,130
GROSS INTERMEDIATION MARGIN	545,754	515,747
PROVISION FOR LOAN LOSSES	394,521	112,872
SERVICE CHARGE INCOME		
Related to lending transactions	71,392	69,385
Related to borrowing transactions	120,035	117,067
Other commissions	9,517	12,192
Other (Note 8)	74,465	63,634
	275,409	262,278
SERVICE CHARGE EXPENSE		
Commissions	35,072	28,056
Other (Note 8)	13,148	12,589
	48,220	40,645

STATEMENTS OF INCOME FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

	2001	2000
OPERATING EXPENSES		
Payroll expenses	258,502	263,127
Fees to Bank Directors and Statutory Auditors	1,499	1,387
Other professional fees	7,946	6,880
Advertising and publicity	18,632	18,478
Taxes	13,196	11,449
Other operating expenses (Note 8)	129,603	130,993
Other	31,322	35,438
	460,700	467,752
NET INCOME FROM FINANCIAL TRANSACTIONS – (LOSS)/GAIN	(82,278)	156,756
OTHER INCOME		
Income from long-term investments	8,334	67,592
Punitive interests	2,196	3,951
Loans recovered and reversals of allowances	36,442	42,953
Other (Note 8)	132,937	8,724
	179,909	123,220
OTHER EXPENSE		
Punitive interests and charges paid to Central Bank of the Argentine Republic	2	613
Charge for uncollectibility of other receivables and other allowances	47,944	19,442
Other (Note 8)	35,571	34,913
	83,517	54,968
NET INCOME BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	14,114	225,008
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	-	58,255
NET INCOME FOR THE FISCAL YEAR – GAIN	14,114	166,753

The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these statements.

BBVA Banco Francés

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish – See Note 22)

- Stated in thousands of pesos -

	2001		
		Noncapitalized contributions	
Movements	Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders' equity (1)
1. Balance at beginning of fiscal year	209,631	343,215	45,975
2. Adjustment to prior-year income (see note 6)	-	-	-
3. Subtotal	209,631	343,215	45,975
4. Decisions of Stockholder's Meeting of April 5, 2001 and April 27,2000:			
– Cash dividends	-	-	-
– Legal reserve	-	-	-
5. Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	-	-	(9,547)
6. Premiums on capitalization of irrevocable contributions to Credilogros Cia. Financiera S.A.	-	-	-
7. Net income for the fiscal year - gain	-	-	-
8. Balance at end of the fiscal year	209,631	343,215	36,428

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish – See Note 22)

- Stated in thousands of pesos -

	2001				2000
	Earnings reserved				
Movements	Legal	Other (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of year	158,964	820	322,713	1,081,318	940,597
2. Adjustment to prior-year income (see note 6)	-	-	(70,751)	(70,751)	(57,238)
3. Subtotal	158,964	820	251,962	1,010,567	883,359
4. Decisions of Stockholder's Meeting of April 5, 2001 and April 27,2000:					
– Cash dividends	-	-	(73,371)	(73,371)	(41,926)
– Legal reserve	36,053	-	(36,053)	-	-
5. Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	-	-	-	(9,547)	(748)
6. Premiums on capitalization of irrevocable contributions to Credilogros Cia. Financiera S.A.	-	-	-	-	3,129
7. Net income for the fiscal year - gain	-	-	14,114	14,114	166,753
8. Balance at end of the fiscal year	195,017	820	156,652	941,763	1,010,567

BALANCE AT THE END OF THE FISCAL YEAR

(1) Adjustments to stockholders´ equity include:

a) Adjustment to equity fund appraisal revaluation	18,781
b) Adjustment to Capital Stock	27,571
c) Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	(9,924)
	36,428

(2) Earnings reserved - Other includes:

Mandatory reserve recorded for granting loans to personnel	820

The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these statements.

BBVA Banco Francés

STATEMENTS OF CASH FLOWS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

-Stated in thousands of pesos-

	2001	2000
CHANGES IN CASH FLOWS		
Cash and due from banks at beginning of fiscal year	505,703	484,485
Increase in funds	270,399	21,218
Cash and due from banks at end of the fiscal year	776,102	505,703
REASONS FOR CHANGES IN CASH FLOWS		
Financial income collected	887,036	819,400
Service charge income collected	273,805	263,471
Less:		
Financial expenses paid	580,044	446,139
Services charge expenses paid	48,344	40,521
Operating expenses paid	399,605	411,387
FUNDS PROVIDED BY RECURRING OPERATIONS	132,848	184,824
OTHER SOURCES OF FUNDS		
Net increase in deposits	-	1,263,798
Net increase in other liabilities from financial transactions	120,522	-
Net decrease in government and private securities	381,090	89,515
Net decrease in other receivables from financial transactions	1,322,432	-
Other sources of funds	171,584	55,575
TOTAL OF SOURCES OF FUNDS	1,995,628	1,408,888
USE OF FUNDS		
Net increase in loans	131,358	396,524
Net increase in other receivables from financial transactions	-	681,671
Net increase in other assets	89,696	54,005
Net decrease in deposits	1,524,444	-
Net decrease in other liabilities from financial transactions	-	320,145
Net decrease in other liabilities	15,847	54,648
Cash dividends	73,371	41,926
Other uses of funds	23,361	23,575
TOTAL FUNDS USED	1,858,077	1,572,494
INCREASE IN FUNDS	270,399	21,218

The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

(Stated in thousands of pesos)

1. MACROECONOMIC SITUATION OF THE FINANCIAL SYSTEM AND THE BANK

1.1. Macroeconomic situation of the financial system

Argentina's economic and financial situation has steadily worsened over the last few months, as primarily reflected since June 30, 2001, on the increase in the sovereign risk, a decrease in reserves, a continued fiscal imbalance, a decrease in total deposits with the financial system, a deeply recessive context, significant declines in consumption and investment, lower real cash flows, difficulties to settle short-term liabilities and a deteriorated chain of payment.

On November 1, 2001, the Federal Government announced a new economic plan the main measures of which are related to a comprehensive restructuring of the public debt at lower interest rates, the implementation of a program to reactivate the economy and of other fiscal measures, and the continuance of the "Convertibility Law" (the currency board that pegged the Argentine peso at parity with the US dollar) and fiscal balance.

As of November 30, 2001, although the domestic tranche of the public debt restructuring established in Presidential Decree No. 1387/2001 succeeded, a new crisis triggered as a result of the withdrawal of deposits with the financial system, and this led the Federal Government to the enacment of Decree No. 1570/2001 aimed at imposing severe curbs on cash withdrawals from banks, controlling the transfer of funds abroad and reaching a more dollarized economy.

After the year-end, the deteriorated economic and financial situation started to have institutional reach: several successive changes in the country's authorities at Executive Power level which ended with the election by Federal Congress of a new President to complete the constitutional term through December 10, 2003, over which the suspension of domestic and external debt payments was declared.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The main aspects are summarized below:

a) switch into Argentine pesos of certain US dollar-denominated debts towards the financial sector outstanding as of December 31, 2001, at the ARS 1-to-USD 1 exchange rate;

b) switch into Argentine pesos of all private agreements denominated in US dollars or containing indexation clauses over a term of 180 days at the ARS 1-to-USD 1 exchange rate;

c) switch into Argentine pesos of utility rates which were formerly agreed upon in US dollars at the ARS 1-to-USD 1 exchange rate, and subsequent renegotiation thereof on a case-by-case basis;

d) implementation of new withholding systems for oil & gas exports;

e) the Federal Executive may implement compensating measures intended to prevent imbalances in financial institutions as a result of the effect of the measures ordering the switch of certain loans into Argentine pesos.

Presidential Decree No. 71/2002 and Communiqué "A" 3425 of the Central Bank of Argentine Republic (the BCRA) established an "official" exchange system, mainly for exports, certain imports, and bank debts, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate). Through Presidential Decree No. 260/2002 of February 8, 2002, the Federal Executive set up a single freely floating exchange market on which all exchange transactions are to be settled as from the effective date of the Decree. Exchange transactions will be settled at the exchange rate freely agreed upon, subject to the requirements and regulations as may be issued by the BCRA. To the release date of these financial statements, the selling exchange rate for the US dollar ranged from ARS 3 to ARS 3.10.

Subsequently, through Presidential Decrees Nos. 214/2002 and 410/2002 of February 3 and March 1, 2002, respectively, the Federal Executive ordered the following, among other things:

a) Switch into Argentine pesos of all the obligations to pay amounts for any cause or of any origin denominated in US dollars, or any other foreign currency, existing upon the enactment of Law No. 25,561, except primarily for the financing associated with foreign trade granted by financial institutions and the public and private sectors' obligations to pay amounts in foreign currency to which foreign law is applicable;

b) Switch into Argentine pesos of deposits denominated in US dollars or other foreign currency existing in the banking system at the rate of ARS 1.40 to USD 1, or its equivalent in any other foreign currency;

c) Switch into Argentine pesos of all debts denominated in US dollars or other foreign currency and payable to the banking system, whichever their amount or nature, at the rate of ARS 1 to USD 1, or its equivalent amount in any other foreign currency;

d) Switch into Argentine pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, denominated in US dollars or any other foreign currency, unrelated to the banking system, whichever their amount or nature, at the rate of ARS 1 to USD 1, or its equivalent amount in any other foreign currency;

e) Adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a "Benchmark Stabilization Coefficient", which will be published by the BCRA. In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above will be applied as from the issuance of Decree No. 214/2002. The obligations of any nature or origin to be generated after Law No. 25,561 has been enacted may not include, or become subject to any adjustment provision;

f) Issue of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system mentioned in (b) and (c) above.

1.2. The Bank's specific situation

I. As stated in note 3.3.a), assets and liabilities in foreign currency as of December 31, 2001, were valued at the ARS 1-to-USD 1 exchange rate according to the provisions of Resolution MD No. 1/2002 of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), Communiqués "A" 3439 and "A" 3574 of the BCRA, Resolution No. 392 of the CNV (Argentine Securities Commission), and General Resolution No. 2/2002 of the IGJ (Argentine regulatory agency of corporations).

As provided in Law No. 25,561 and Sections 2, 3, and 6 of Decree No. 214/2002 and pursuant to the amending and supplementary rules mentioned above, a significant portion of such assets and liabilities in foreign currency were switched into Argentine pesos. The procedure to be set up by the BCRA to compensate for the negative equity effects stemming from the switch into Argentine pesos (at different exchange rates) of loans and obligations denominated in foreign currency and to cover the negative difference in the net position of assets and liabilities denominated in foreign currency resulting from their switch into Argentine pesos, will be conducted following the criteria presented below:

a) The balance sheet as of December 31, 2001, will be used as a reference.

b) The stockholders' equity resulting from the balance sheet indicated in (a) above will be adjusted by applying the exchange rate of ARS 1.40 to USD 1 or its equivalent in any other foreign currency to the net position in foreign currency.

c) The amount to be compensated for will stem from the positive difference between the adjusted stockholders' equity determined as provided in (b) above and the equity resulting from having switched into Argentine pesos, at the different applicable exchange rates, the Bank's assets and liabilities disclosed in its December 31, 2001, balance sheet.

d) The compensation for the Bank, assessed in Argentine pesos, will be paid by the delivery of Argentine Government Compensatory Bonds denominated in Argentine pesos (BCP). To the extent of the amount of the negative net position in foreign currency arising from the switch into Argentine pesos of the assets and liabilities disclosed in the December 31, 2001, balance sheet, the Bank is entitled to request the exchange of the BCP received in compensation or purchased from third parties for Argentine Government Compensatory Bonds denominated in US dollars (BCD) at the rate of ARS 1.40 to USD 1, both at face value, under such conditions and through such mechanisms as the BCRA may instate. BCP -issued on December 31, 2001 and maturing on February 3, 2007- will be tradable on stock and other markets. Such bonds will be repaid in pesos in sixteen equal and successive quarterly installments -the first falling due on May 3, 2003-, adjustable by the benchmark stabilization coefficient, and will accrue interest at a 3% rate p.a. on adjusted balances, to be paid in pesos on a quarterly basis. BCD -issued on December 31, 2001 and maturing on February 3, 2012-will be tradable on stock and other markets. Such bonds will be repaid in US dollars in eight equal and successive yearly installments -the first falling due on February 3, 2005-, and will accrue interest at a 180-day LIBOR per annum on balances, to be paid in US dollars on a semiannual basis.

The net position in foreign currency as of December 31, 2001, is USD 247,931 thousand, composed of assets for USD 6,350,685 thousand (net of allowances for USD 375,030 thousand) and liabilities for USD 6,102,754 thousand.

Considering the abovementioned regulations, it is estimated that the net impact of the devaluation and the conversion into pesos of assets and liabilities in foreign currency will not be materially adverse for the Bank's financial position. However, to date, the regulations from the BCRA, which should establish the methodology, calculation and the specific treatment for balances in foreign currency to be converted into pesos, have not yet been issued. Once the BCRA establishes all criteria with respect to valuating assets and liabilities in foreign currency, the Proforma Balance Sheet, which will include the effects of the above regulations, will be issued and published. On the other hand, to the issuance date of these financial statements, the Bank had not followed the monthly accounting reporting system for January, February and March 2002, as the BCRA extended the related filing due dates.

II. As stated in point 1.1, the Federal Executive, through Decree No. 1570/2001, established a severe restriction on withdrawing cash from banks. Afterwards, as provided by Decree No. 71/2002, the Ministry of Economy issued Resolution No. 6/2002, dated January 9, 2002, as amended by Decree No. 214/2002, establishing a rescheduled due dates schedule for deposits existing in the banking system under the system of Decree No. 1570/2001. Through Communiqué "A" 3426 and "A" 3467, dated January 10, and February 8, 2002, respectively, the BCRA established the dates for the deposit return schedule, implemented as follows:

- Peso-denominated deposits (term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002. The principal installments of such deposits will be monthly and successive.

- Deposits denominated in foreign currency, converted into pesos at the ARS 1.40 = USD 1 exchange rate (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000 and term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 1.2 to ARS 7	12	As from January 2003
From ARS 7 to ARS 14	12	As from March 2003
From ARS 14 to ARS 42	18	As from June 2003
Above ARS 42	24	As from September 2003

Rescheduled deposits, originally agreed upon in foreign currency, will accrue interest at a nominal rate of 2% p.a. on balances, which will be paid on a monthly basis as from February 2002. The principal installments of such deposits will be monthly and successive.

Subsequently, on March 12, 2002, the Federal Executive, through Decree No. 494/2002, provided that the holders of deposits originally denominated in pesos, or originally denominated in foreign currency and then converted into pesos under Decree No. 214/2002, may fully or partially replace their deposits, for any amounts, by Federal Government Bonds in pesos at a 3% rate -2007-; on the other hand, the holders of deposits originally denominated in foreign currency and converted into pesos under Decree No 214/2002 may fully or partially replace their deposits by Federal Government Bonds in US dollars at a 2% rate -2012– or by Federal Government Bonds capitalizable in US dollars at the LIBOR plus 1% -2012-.

III. The negative consequences of the situations described above for the financial system as a whole relate to the significant lack of liquidity, the impact caused by the Argentine peso devaluation and the switch into Argentine pesos, and their ensuing effect on the recoverability of loans granted to the public and private sectors, the loss of profitability, and maturity gaps and unbalanced foreign currency positions.

Furthermore, as a result of the measures adopted by the Federal Executive, certain depositors filed precautionary measures with the courts, especially actions for protection of rights, in order for their deposits to be returned in cash and in the original currency, for amounts exceeding those established by current regulations. Therefore, the Argentine Public and Private Banks Association and the Argentine Banks Association filed a petition before the Supreme Court of Justice challenging the precautionary measures and requesting the appropriateness and admissibility of the per saltum recourse, so that the Supreme Court issue an opinion on this subject and annul the above measures. To the issuance date of these financial statements, the Court had not yet issued an opinion on this subject.

To date, the amount involved in actions for protection of rights filed which were notified to the Bank was about USD144 million.

The Bank's Management is continuously evaluating the extent of the impact that such economic measures may have on the Bank's financial and cash position and the position of its affiliates.

In order to meet its obligations with depositors, the Bank asked the BCRA for an overdraft to its reserve account pursuant to the Central Bank's Charter. As security for this assistance, the Bank pledged in favor of the BCRA and as a primary and priority lien over other security interests, the portion of credit rights belonging to the Bank under the Secured Loan Agreement subscribed December 7, 2001, under the terms of Presidential Decree No. 1387/2001, as supplemented and amended (see note 1). To the release date of the accompanying financial statements, these aids have been 610,000. Additionally, the company received the assistance of the Parent for USD 75,000 thousand.

These financial statements were prepared following the going concern assumption, with the understanding that the overall financial system restructuring, and the particular plans and actions to be implemented by the Bank will allow it to carry on with its operations and maintain the liquidity and credit worthiness indicators required by the BCRA. Therefore, they do not include any adjustments related to the recoverability of the assets amounts booked or to the adequacy of the liabilities amounts that may be needed should the situation described not have a favorable solution.

2. CORPORATE SITUATION AND BANK'S ACTIVITIES

2.1. Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates, as of December 31, 2001, a 304-branch network and 40 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank with 68,24% corporate stock as of December 31, 2001.

Part of BF's corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2. Change of corporate name

On October 4, 2000, the Public Registry of Commerce authorized the change in the name of the company from "Banco Francés S.A." to "BBVA Banco Francés S.A."

Furthermore, on October 25, 2000, through Communiqué "B" 6764, the BCRA authorized the abovementioned name change.

2.3. Banco Bilbao Vizcaya Argentaria exchange offer

On January 23, 2001, BBVA communicated its intention to make a tender offer, both in Argentina and the United States of América, to acquire the remaining BF common shares. As a result of the offer, BBVA may acquire direct and indirect control of 100% of the Bank's shares.

On April 20, 2001, BBVA filed with the CNV the application for the authorization to make an exchange offer for the shares issued by BF in Argentina. The offer application mentioned above proposes exchanging up to 66,569,759 shares issued by BF. BF's shares would be exchanged for shares to be issued by BBVA of Euro 0,49 face value each. The exchange rate would be two new BBVA shares for every three BF shares of $1 face value each. On July 6, 2001, the CNV authorized the exchange offer.

However, on July 11, 2001, BBVA notified its decision to withdraw the exchange offer on the basis of the provisions included in the public offer prospectus approved by the competent stock exchange authorities and BBVA´s governing bodies. The prospectus established, among other conditions, that the Merval index should not suffer a decrease in excess of 35% as from the date on which the intention to launch the offer was made public. As of the close of business of July 11, 2001, such index had decreased by 37.09%. Therefore, to preserve the rights of BBVA stockholders, this entity decided to withdraw the offer on the basis of such provisions.

Furthermore, BBVA issued a press release stating that it maintains its strategic decision to resume the exchange process in the future subject to the prior consent of BBVA´s General Stockholders Meeting.

2.4. Equity interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

On October 17, 2000, as part of BBVA group's business reorganization plan that started after the merger between Banco Bilbao Vizcaya and Argentaria, effected January 28, 2000, Banco Exterior de América S.A. (Uruguay) (BEX) merged with and into Banco Francés Uruguay S.A. (BFU).

As a result of such merger, BFU has changed its corporate name to Banco Bilbao Vizcaya Argentaria Uruguay S.A. (BBVU) and its stockholders' equity has increased to 100,295 and the number of branches has grown to 15 (as of the date of the merger).

As of December 31, 2001, the new company's capital stock structure is as follows:

- BF: 60.8787%
- BBVA: 39.1212%
- Others: 0.0001%

2.5. Acquisition of assets and liabilities of the Argentine Branch of Banco Exterior de América S.A.

On May 17, 2000, BF and Banco Exterior de América S.A. executed an agreement under the terms of Law No. 11,867, for the transfer of Banco Exterior de América S.A.'s going concern (Buenos Aires branch) through the acquisition of all assets and liabilities of the latter, within the corporate reorganization program of the BBVA group mentioned in the prior section.

The BCRA authorized the transaction under Resolution No. 91 of February 22, 2001. On April 23, 2001, the transfer was perfected and as a result BF acquired the going concern for 7,125. The assets and liabilities transferred amounted to 13,100 and 5,975, respectively. Such transaction was approved by the General Regular Stockholders´ Meeting held on April 5, 2001.

2.6. Credilogros Compañía Financiera S.A.

On October 13, 2000, the General Extraordinary Stockholders' Meeting of Credilogros Cía. Financiera S.A. (CL) ratified the capital stock increase approved by the Stockholders' Meeting held on May 3, 2000, and the contribution of shares of stock by Finanzia Banco de Crédito S.A. (FBC) amounting to 17,100 , which gave rise to an issuance premium of 4,500. This increase was authorized by the BCRA by Resolution No. 253 dated September 27, 2000.

In addition, such Stockholders' Meeting approved that the shares issued in favor of FBC as a result of this transaction get a share of CL's results to be generated as from October 2000.

As of December 31, 2001, the capital stock of CL amounts to 57,100, and its stockholding structure is as follows:

- BF: 69.5271%
- FBC: 29.9475%
- Inversora Otar S.A.: 0.5254%

In addition, PSA Finance Argentina Cía. Financiera S.A. was registered with the Public Registry of Commerce (Argentine Regulatory Agency of Corporations) on November 29, 2001. On February 21, 2002, the BCRA, through Communiqué "B" 7,134, authorized the Company to begin its activities as a finance company. CL owns 50% of the Company's stock, consisting of 18,000,000 shares of common stock with a face value of ARS 1,000 each.

The Company, with a single office located in the city of Buenos Aires, has the purpose of granting loans in the retail market for the acquisition of new and used cars offered by the network of Peugeot Argentina S.A. official dealers. It does not contemplate procuring funds from deposits, term investments or corporate bonds, but only contemplates procuring them by obtaining loans from other domestic financial institutions.

2.7. Rombo Compañía Financiera S.A.

On March 29, 2000, the company "Rombo Compañía Financiera S.A." was registered with the Public Registry of Commerce (IGJ). On April 24, 2000, the BCRA authorized its starting up in business as a finance company by Communiqué "B" 6684.

The company, with a single branch situated in Buenos Aires city, has the corporate purpose of granting loans on the retail market to finance the acquisition of new and second hand cars offered by the Renault dealership network. The company does not intend to obtain funds from deposits, other forms of investments or the placement of corporate bonds but, instead, exclusively from loans granted by other institutions on the domestic interbank market.

As of December 31, 2001, BF holds a 40% equity interest in this company, whose capital stock is made up of 20,000,000 shares of common stock with a face value of ARS1 each.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1. COMPARATIVE INFORMATION

a) Pursuant to Technical Resolution N° 8 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), Resolution N° 89/88 of the CPCECABA and the standards of the BCRA, the financial statements for the fiscal year ended December 31, 2001, are presented comparatively with the fiscal year ended December 31, 2000.

b) Through Communiqué "A" 3345, as supplemented, BCRA introduced some changes to the rules related to the presentation and disclosure of financial institution financial statements effective as from December 31, 2001. Therefore, the financial statements as of December 31, 2000, were reclassified, due to the application of such rules, only for comparison with the financial statements for the fiscal year ended December 31, 2001.

c) The financial statements, notes and exhibits for the fiscal year ended December 31, 2000, include certain amendments resulting from prior-year adjustments in the amount of 70,751 (loss) (see note 6).

3.2. RESTATEMENT OF THE HEAD OFFICE'S AND LOCAL BRANCHES FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

The financial statements comprehensively recognize the effects of purchasing power changes through August 31, 1995, by applying the constant peso restatement method under Technical Resolution N° 6 of the FACPCE. CNV General Resolution N° 272 and Communiqué "A" 2365 of the BCRA require that as from September 1, 1995, the application of the constant peso restatement method be discontinued, validating restatements recorded through that date.

This criterion is accepted by generally accepted accounting principles in Argentina provided that the variation in the index used for the restatement does not exceed 8% per annum. The variation in such index as from September 1, 1995, was lower than the abovementioned percentage. However, for January, February and March 2002, the INDEC (Argentine Statistics and Census Institute) announced 6.6%, 11% and 11.2% increases in such index, respectively. Bearing in mind the new inflationary framework and the conditions resulting from the new system established by Public Emergency and Exchange system Reform Law, described in further detail in note 1, on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 reinstating the adjustment for inflation for fiscal years and interim periods ending as from March 31, 2002, among other measurements restated as per the change in the purchasing power of the peso through the interruption of the adjustments as those originated in the period of economic stability shall be restated at December 2001 currency.

The Bank will have to apply CPCECABA Resolution MD No. 3/2002 once they are approved by the related corporate management body.

3.3. VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

a) Foreign currency assets and liabilities:

As of December 31, 2001, in accordance with BCRA Communiqué "A" 3439 and CNV General Resolution No. 392, the assets and liabilities in foreign currency were converted at the Banco Nación selling exchange rate effective for each currency as of the last day on which foreign exchange transactions were carried out in Argentina, as mentioned in note 1.

As of December 31, 2000, they were converted at the Banco Nación selling rate effective for each currency as of the last working day of the fiscal year.

Exchange differences were credited/charged to income of each year.

b) Government and private securities:

Government securities:

- Holdings in investment accounts: as of December 31, 2001, as provided by Communiqué "A" 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date. For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

  As of December 31, 2000, as provided by Communiqué "A" 3039 of the BCRA, they were valued at acquisition cost increased by applying the interest rate of the current coupon through the due date of each service payment. For the case of predating holdings recorded in investment accounts as of February 29, 2000, the acquisition cost was considered to be their respective book values as of the same date.

  The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value. As established by Communiqués "A" 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001.

  The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to income for the fiscal years ended December 31, 2001 and 2000 (see note 5).

- Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2001 and 2000. Differences in listed prices were credited/charged to income for the fiscal years then ended.

- Unlisted Government Securities: they were valued at residual nominal value plus income accrued as of December 31, 2001 and 2000.

Investments in listed private securities:

- Equity and debt instruments: they were valued based on current listed prices as of December 31, 2001 and 2000. Differences in listed prices were credited/charged to income for the fiscal years then ended.

c) Guaranteed Loans – Decree No. 1387/2001:

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/2001 and 1646/2001 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the federal Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans. In addition, Decree No. 471/2002 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the rate of ARS 1.40 to USD 1 or its equivalent in other foreign currencies and adjustment thereof through the Benchmark Stabilization Coefficient and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

In this sense, the Bank and its subsidiaries swapped part of their holdings in Argentine public securities and secured loans from the federal public sector effective as of November 6, 2001, (face value 3,296,561) thus receiving in exchange therefore loans guaranteed in the amount of 3,365,296. The initial value of the certificates matched that of the prior book value as of the date of the swap (booked in government securities and valued at quotation or investment) without generating any kind of gain resulting from recognizing the swap. As provided for in BCRA Communiqués "A" 3366 and "A" 3385, as of December 31, 2001, such guaranteed loans have been valued at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through year-end and have been recorded in the "Loans" account in the amount of 3,391,029. In addition, as of December 31, 2001, the balance of such guaranteed loans was offset by booking 457,818 in the "Swap under Decree 1378/01" heading of the "Loans" account. Such balance shows the positive difference between the values allocated to the guaranteed loans received by the Bank and the accounting value of the securities and loans delivered in the swap as of November 6, 2001, net of the portion accrued by the straight-line method as of December 31, 2001, based on the life of the guaranteed loans granted.

On the other hand, as trustee of the Provincial Development Trust Fund, the Bank submitted to Banco Nación provincial loans in the amount of 481,572 to be swapped as stated in Decree No. 1387/2001 which has not as yet been memorialized. As of December 31, 2001, such loans have been booked in the "Loans to the non-financial public sector" with a book value of 485,642.

d) Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued by the straight line method.

e) Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions and contingent commitments: this allowance has been calculated based on the Bank's estimated loan loss risk in light of debtor compliance and the guarantee/security supporting the respective transactions, as provided by Communiqué "A" 2729 as supplemented of the BCRA.

f) Certificates of participation in trusts - Unlisted:

As of December 31, 2001 and 2000, the holdings of Certificates of Participation in the Banco Francés Trust (ex Corp Banca Trust) were valued at the acquisition cost of the Certificates of Participation, as of the date of creation of the Trust plus interest accrued and net of: (a) collections received through the periods then ended; (b) estimated allowance for impairment in value as of the transfer date of assets and liabilities of Corp Banca (CB), which was determined considering the recovery value of the receivables of the loan portfolio of the trust, mainly based on the rating given by the trust external legal counsel involved in each case; and (c) additional allowances recorded on a monthly basis, as from May 2000, as described in the following paragraphs.

Under section 9 of the agreement for the purchase of CB's shares executed by and between BBVA and BF on September 13, 1999, BBVA guarantees the recoverability of the certificates; BF is the beneficiary of the amount of the certificate, after deducting the allowances set up at the time of incorporation into BF's stockholders' equity plus interest at a 10.9% rate p.a. to be applied to the remaining principal of the certificate on a monthly basis. To the date of these financial statements, BBVA reimbursed the balance of installments related from May, 2000 to December, 2001.

In addition, as authorized by the BCRA by Resolution No. 321, dated July 19, 1999, BF began recording, in 18 installments, the largest allowances for such certificates as from May 2000, with contra to "Other Receivables", since BBVA will reimburse such amounts as required by the agreement executed on September 13, 1999, mentioned in the preceding paragraph. Such allowances were booked on certificate balances. After the term of the Banco Francés trust, the loans were transferred with the related allowances, which formed part of the Bank's portfolio.

g) Loans and deposits in government securities:

They were valued at current listed price for each security as of December 31, 2001 and 2000, plus related accrued interest. Differences in listed prices were credited/charged to income for the fiscal years then ended.

h) Instruments to be received and to be delivered for spot and forward transactions:

- In foreign currency: as of December 31, 2001, they were valued at the Banco Nación's selling exchange rate for each currency as of the last date on which exchange transactions were carried out in Argentina as mentioned in note 3.3.a).

  As of December 31, 2000, they were valued based on the exchange rate (seller's price) of Banco Nación for each currency determined on the last business day of the fiscal year.

- Of securities, associated with repurchase agreements:

  - Holding in investment accounts (government securities): as of December 31, 2001, as provided by Communiqué "A" 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date. For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

    As of December 31, 2000, as provided by Communiqué "A" 3039 by the BCRA, they were valued at acquisition cost increased by applying the interest rate of the current coupon through the due date of each service payment. For the case of predating holdings recorded in investment accounts as of February 29, 2000, the acquisition cost was considered to be their respective book values as of the same date.

    The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value. As established by Communiqués "A" 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001.

    The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to the income of the fiscal years ended December 31, 2001 and 2000 (see note 5).

- Holdings for trading or financial transactions (government and private securities): they were valued based on current listed prices for each security as of December 31, 2001 and 2000. Differences in listed prices were credited/charged to income for the fiscal years then ended.

i) Amounts receivable and payable from spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2001 and 2000.

j) Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of December 31, 2001 and 2000.

k) Assets out on financing lease:

As of December 31, 2001 and 2000, they have been valued at the net cost value of the accumulated amortization through the end of the fiscal years then ended. Such amortization was calculated, on a monthly basis, considering the cost value less the current value of unaccrued installments plus the net book value calculated as per the conditions agreed upon in the respective contracts applying the imputed interest rate thereto.

l) Investments in other companies:

– Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

  - Credilogros Compañia Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A., Consolidar Cia. de Seguros de Retiro S.A. and Atuel Fideicomisos S.A.: were valued by the equity method.

  - Banco Francés (Cayman) Ltd. and BBVA Uruguay S.A.: were valued by the equity method, converted into pesos by the method described in 3.3.a).

– Investments in noncontrolled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

  - Rombo Cía. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by the equity method.

  - Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

  - Other: valued at acquisition cost, without exceeding their recoverable value.

– Other noncontrolled affiliates: they were valued based on the following methods:

  - Consolidar A.R.T. S.A.: was valued by the equity method.

  - Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

The Bank has not accrued this tax as it believes dividends from profits recorded applying the equity method would not be subject to this tax.

m) Bank premises and equipment and other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned. The net book value of Bank premises and equipment and other assets taken as a whole does not exceed the recoverable value of these items.

n) Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

o) Valuation of options:

Options purchased and sold, recorded under memorandum accounts, have been valued at the exercise and market values, respectively, of the asset or underlying index.

p) Employee termination pay:

The Entity expenses employee termination pay disbursed.

q) Reserve for other contingencies:

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r) Stockholders' equity accounts:

They are restated as explained in note 3.2., except for the "Capital Stock" account which has been kept at original value. The adjustment resulting from its restatement is included in the "Adjustment to Stockholders´ Equity – Adjustment to Capital Stock" account.

s) Statement of Income Accounts:

- Accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, operating expenses, etc.) were computed at historical values based on their monthly accrual.

- Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 3.2.

- Income from investments in subsidiaries was computed based on such companies' income adjusted as explained in note 3.2.

4. CREDIT ASSISTANCE

4.1. CREDIT ASSISTANCE TO THE NONFINANCIAL PUBLIC SECTOR

As a result of Public Emergency and Exchange System Reform Law and the public debt default, meeting such obligations is based on scant Argentine Treasury resources and the persistent fiscal deficit of the Federal, Provincial and Municipal Governments, which inevitably led to a significant public indebtedness. Therefore, the Ministry of Economy was empowered to take the actions and deal with the formalities needed to reschedule the Federal Government's debt.

Thus, on February 27, 2002, the Federal and Provincial Governments signed an agreement on the financial relationship and bases of a federal tax revenue sharing system which, among other issues, established that the Provincial Governments may request from Federal Government to renegotiate provincial public debts; such debts could thus be reprogrammed under the guidelines to which the federal public debt is subject.

Subsequently, Decree No. 471/2002 dated March 6, 2002, determined the treatment applicable to debts originally assumed in US dollars or other foreign currencies by the federal, provincial, and municipal public sectors when such obligations are subject to Argentine law regarding the regulatory framework provided for in Law No. 25,561 and Decree No. 214/2002.

As of December 31, 2001, the Bank carried the following receivables from the non financial governmental sector:

I. Securities:

	BBVA Banco Francés	Consolidated position
Argentine Federal Government 9% Bonds - 2002	211,564	212,076
External Bills of the Argentine Republic	204,497	204,497
Tucumán Provincial Treasury Bonds	48,917	48,917
CCF (Tax credit certificates)	46,356	46,356
Treasury Bills	4,226	13,043
Medium-term Argentine Treasury Bonds - 2002	-	5,831
Other	6,461	16,852
Total	522,021	547,572

II. Credit assistance to the governmental sector in 2,860,997 and 3,919,172 classified by origin as follows:

	BBVA Banco Francés	Consolidated position
▪ Argentine Government secured loans		
– Decree No. 1387/01 (net of discounts)	1,875,036	2,933,211
▪ Loans to the provincial public sector		
– Buenos Aires	51,254	51,254
– Córdoba	160,508	160,508
– Entre Rios	49,235	49,235
– Chaco	91,653	91,653
– Formosa	48,545	48,545
– Santa Fe	61,791	61,791
– Misiones	33,669	33,669
– Other	73,259	73,259
▪ Loans to other public sector agencies	416,047	416,047
Total	2,860,997	3,919,172

Considering that BCRA regulations related to minimum allowances for loan loss risk do not entail setting an allowance for the credit assistance granted to this sector and that, as of the date of issuance of these financial statements, it is impossible to assess the future effects which the ongoing economic crisis could have on the recoverability of the book values of such holding and financing, these financial statements do not include any adjustments which could result from the resolution of these uncertainties.

4.2. CREDIT ASSISTANCE TO NONFINANCIAL PRIVATE SECTOR DEBTORS

The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank's credit assistance of debtors from the commercial and consumer portfolios generating ever increasing deterioration added to a highly uncertain environment in which it is difficult to establish objective criteria to reach an agreement on the refinancing of the loans granted.

BCRA Communiqué "A" 3418 dated January 3, 2002, provided that, in order to classify December 2001 and January 2002 debtors, the arrearage term for classifications 1 and 2 (normal and in arrears) for commercial as well as consumer portfolios be increased by 31 additional days.

Considering that the basic criterion to measure uncollectibility risk is the ability to pay debts or commitments in the future emphasizing cash flow analysis, the current situation does not allow for uncollectibility risk to be objectively assessed.

On February 14, 2002, Law No. 25,563 was enacted. Such Law provides that through December 10, 2003, Argentina is undergoing a productive and loan emergency resulting from the current crisis. Such regulation amended bankruptcy and insolvency proceedings laws and other related regulations mainly aimed at debtors who have the possibility of rescheduling their payables to the financial system as well as suspending for a 180-day term all court or administrative foreclosure proceedings, including mortgages and security interest.

As of December 31, 2001, the Bank carried the following principal and interest receivable from the non-financial private sector:

	BBVA Banco Francés	Consolidated position
Commercial loans portfolio	2,381,510	3,122,665
Consumer loans portfolio	1,696,999	1,868,976
Debt securities	72,212	96,168
TOTAL	4,150,721	5,087,809

The final credit assistance recoverability depends on the evolution of the Argentine economy and the effects of the above restructuring. To the approval date of these financial statements, the future effects that the continuous economic crisis may have on the recoverability of the financing book value could not be determined. These financial statements do not include any adjustments that may arise from the solution of these uncertainties.

5. DIFFERENCES BETWEEN CENTRAL BANK OF THE ARGENTINE REPUBLIC STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN ARGENTINA

a) B.C.R.A. standards allow valuation of certain assets such as "holdings in investment accounts" for the purposes of avoiding significant alterations of financial entity income (loss) upon temporary listing value oscillations of Government securities which are not earmarked for trading transactions. In this sense and as disclosed in notes 3.3.b) and 3.3.h), as of December 31, 2001 and 2000, the Bank and its subsidiaries classified part of its Government securities and certain assets in Government securities under repurchase agreements (bank borrows) as "holdings in investment accounts" in a total amount of 43,365 and 1,672,827, respectively. The amounts of 14,222 and 186,660 will be held until maturity of the related issues. As of December 31, 2001 and 2000, the listed price of such assets amounted to 33,980 and 1,644,956, respectively. The amounts of 11,480 and 173,206 will be held until maturity of the related issues.

Under professional accounting standards effective in Argentina, the above listed Argentine Govermment Securities should have been valued at the respective listed price, net of the estimated selling expenses, and charging listed price differences to income for each year.

b) As mentioned in note 3.3.c), during the fiscal year ended December 31, 2001, and as a result of Decree No. 1387/2001 provisions, the Bank and its subsidiaries swapped Federal State securities, bonds, T-bills and unsecured loans at face value 3,296,561 with contra to secured loans in the amount of 3,365,296. As of December 31, 2001, such loans were booked in the "Loans" account net of the related allowance in the amount of 2,583,211.

   Under Argentine professional accounting standards, as of December 31, 2001, the valuation of the loans mentioned above should have been carried out considering the related listed prices as of November 6, 2001, of the securities swapped which, as from such date are considered as part of the transaction cost plus the related interest accrued through fiscal year-end.

Consequently, the stockholders' equity as of December 31, 2002, and 2001, would have decreased by 761,397 and 14,417, respectively. On the other hand, income for the years ended December 31, 2001, and 2000, would have decreased by 746,980 and 34,263, respectively.

6. INCOME (LOSS) ADJUSTMENT TO PRIOR-YEAR

Until the end of the previous year, the Bank used to determine the income tax charge by applying the 35% effective tax rate on estimated taxable income for each year, notwithstanding the effect of temporary differences between taxable and accounting income. As from this year, the criterion described in note 7 was adopted. Consequently, as of December 31, 2001, the Bank booked an adjustment to prior-year income (loss) in the total amount of 70,751 (loss). Out of this adjustment, 59,000 (loss) is related to BF and 11,751 (loss) to the subsidiaries CL, Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and Consolidar Cia. de Seguros de Retiro S.A.

7. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (TOMPI)

As from this year, the Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The bank considered as temporary differences those that have a definitive reversal date in subsequent years. Therefore, as of December 31, 2001, it determined a net operating loss (NOL) whereas, as of December 31, 2000, it determined an income tax charge of 58,255, which was charged to income for the year under the "Income Tax and Tax on Minimum Presumed Income Tax" account.

TOMPI was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank's tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In the year ended December 31, 2001, the Bank determined a TOMPI charge of about 17,000, which was capitalized under "Other receivables – Tax prepayments".

The Bank estimated a NOL for this year, and so it carries an accumulated NOL of about 369,000 (equivalent to a contingent asset of about 129,000) that may be offset future against taxable income through 2006.

In every year that net operating losses are offset, the tax benefit (the effect of the effective rate on the NOL used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued an opinion on the ex officio assessment made in 1992, partially admitting the claim of tax authorities. This ruling will be appealed before the courts. Bank Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the periods in question.

In addition, on June 23, 2000, the Bank adhered to the system provided by Decree No. 93/2000, relating to the taxes included therein.

8. BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of December 31, 2001 and 2000, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	2001	2000
– **LOANS**		
Loans to foreign financial institutions	-	29,258
Corporate loans	681,049	1,161,871
Other	122,379	111,817
	----------	----------
Total	803,428	1,302,946
	======	=======
– **INVESTMENTS IN OTHER COMPANIES**		
In controlled-supplementary activities	111,606	93,425
In non-controlled-supplementary activities	4,510	4,759
In other non-controlled companies	13,654	13,429
	----------	----------
Total	129,770	111,613
	======	======

	2001	2000
– OTHER RECEIVABLES		
Prepayments	3,773	6,951
Balances from losses to be recovered	2,051	2,714
Guarantee deposits	9,146	56,564
Miscellaneous receivables	35,540	24,656
Tax prepayments	103,627	19,989
Other	2,087	487
Total	156,224	111,361
– OTHER LIABILITIES		
Accrued salaries and payroll taxes	21,172	23,187
Accrued taxes	26,240	102,739
Miscellaneous payables	102,754	24,960
Other	2,084	1,885
Total	152,250	152,771
– MEMORANDUM ACCOUNTS – DEBIT – CONTROL		
Items in safekeeping	15,355,437	11,833,298
Collections items	325,247	185,943
Checks drawn on the Bank pending clearing	24,120	73,029
Other	2,204	1,154
Total	15,707,008	12,093,424
– SERVICE CHARGE INCOME		
Rent of safe deposit boxes	4,081	3,862
Commissions for the activity of the depositary company of mutual funds	2,381	5,668
Commissions for Capital Market transactions	26,126	22,535
Commissions for salary - payment services	1,672	1,810
Commissions for managing trust	4,083	1,291
Commissions on sales of insurance	8,216	6,038
Commissions for loans	3,358	1,778
Other	24,548	20,652
Total	74,465	63,634
– SERVICE CHARGE EXPENSE		
Taxes on service charge income	12,896	12,585
Other	252	4
Total	13,148	12,589

	2001	2000
– OPERATING EXPENSES		
Rent	13,286	13,386
Depreciations of bank premises and equipment	23,059	21,338
Amortizations of organization and development expenses	38,036	35,027
Electric power and communications	17,652	19,942
Maintenance, conservation and repair expenses	17,585	21,902
Security services	13,541	13,019
Other	6,444	6,379
Total	129,603	130,993
– OTHER INCOME		
Income from sale of bank premises and equipment and other assets	2,961	1,700
Rent	1,104	1,335
Adjustment and interest on other receivables	284	707
Differed tax	125,000	-
Other	3,588	4,982
Total	132,937	8,724
– OTHER EXPENSE		
Loss from sale of bank premises and equipment and other assets	1,396	1,226
Amortization of goodwill	9,735	9,735
Depreciation of other assets	1,081	990
Uninsured losses	4,862	5,438
Other	18,497	17,524
Total	35,571	34,913

9. RESTRICTIONS ON ASSETS

As of December 31, 2001, there are Bank assets which are restricted as follows:

a) The Government and Private Securities account includes 24,964 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b) Out of the Bank's active loan portfolio, 8,705 is allocated to the guarantee securing payables to the BCRA and 894 is pledged to secure the payable to the International Finance Corporation.

10. CONTINGENTS

10.1. EXPORT TAX REBATES

In January 1993, ex-BCA found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court N° 2, Clerk's Office N° 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of "Request for Opinion", at the Federal Administrative Tribunal of Original Jurisdiction, Clerk's Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank's Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the governmental agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank's appeal, that is to say, it upheld the bank's defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

10.2. ROBBERY OF SAFE DEPOSIT BOXES

On January 4, 1997, a branch of the ex-BCA suffered a robbery in which sophisticated engineering techniques were applied to plunder 164 safe deposit boxes.

The Bank authorities considered that the branch suffering such robbery had met all the securitiy standards required by the BCRA and, therefore, alleged that the theft had been a force majeure event for which they were not liable.

Under the agreements executed between BF and the sellers of stock in the former BCA, the Bank was paid 21,006 in guarantee, a portion of which allocated to setting aside a provision to cover possible expenses and contingencies related to this crime and hence the Bank assumed liability for any charges that may arise from adverse judgments lawsuits relating to losses from safety-deposit boxes. In this respect, the Bank and its legal advisors believe that the contingencies arising from the abovementioned obligations are not significant.

11. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2001 and 2000, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)	
	Assets		Liabilities			
Company	2001	2000	2001	2000	2001	2000
BBVA Madrid	7,239	11,760	-	-	4,941	6,068
Francés Valores Sociedad de Bolsa S.A.	-	202	32	644	66	-
Banco Francés (Cayman) Limited	39,423	302,401	77,381	368,514	19,500	144,028
Consolidar A.R.T. S.A.	10	-	37,047	11,153	20,584	81,314
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	9	-	10,920	4,582	9,706	30,121
Consolidar Cía. de Seguros de Retiro S.A.	6	6	38,943	16,928	77,405	357,445
Consolidar Cía. de Seguros de Vida S.A.	9	393	42,178	15,132	62,841	136,682
Banco Bilbao Vizcaya Argentaria Uruguay S.A.	1	18	-	6	231	38,529
Credilogros Compañía Financiera S.A.	42,219	50,239	994	3,092	-	-
Atuel Fideicomisos S.A.	410	-	155	1,244	-	172,456
BBV Seguros S.A.	570	-	17,214	13,811	18,736	-
Consolidar Comercializadora S.A.	-	-	232	84	-	-
Rombo Cía. Financiera S.A.	10,498	633	545	4,367	-	-
Francés Administradora de Inversiones S.A.	-	-	4,456	2,323	-	-
Invesora Otra S.A.	1,963	-	334	-	68	-
PSA Financie Cía Financiera Argentina S.A.	31	-	17,100	-	-	-

(1) Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

12. BANK DEPOSITS GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

12.1. Bank deposits guarantee insurance system

Law No. 24,485, published on April 18, 1995, and Decree No. 540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to the one offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

Such Law provided for the organization of the company "Seguros de Depósitos Sociedad Anónima" (SEDESA) to manage the Deposit Guarantee Fund (FGD), whose shareholders, as amended by Decree N° 1292/96, will be the BCRA with one share, as a minimum, and the trust made up of the financial institutions is such proportion as may be determined by the BCRA for each one, based on their contributions to the FGD.

This guarantee system does not include deposits made by other financial institutions (including certificates of deposits acquired by secondary trading), deposits made by persons directly or indirectly related to the financial institution, the deposits procured through systems offering additional incentives to the interest rate (among which, the deposits obtained through the "Libretón" product are contemplated), certificates of deposits of securities, acceptances or guarantees and, lastly, those deposits made after July 1, 1995 and to September 17, 1998, at a rate exceeding by two percentage points per annum or more that paid by the Banco Nación Argentina for similar terms and, after such date, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the BCRA. Communiqué "A" 2399 issued on December 15, 1995, includes within the exemptions those certificates of deposit transferable whose ownership has been acquired by way of endorsement and deposits gathered through systems offering additional incentives to the agreed-upon interest rate.

By Communiqué "A" 2337 of May 19, 1995, the BCRA notified the financial institutions about the approval of the regulations on the application of the guarantee system as from April 18, 1995.

In August 1995, such company was organized. The Bank holds a 9,8512% equity interest therein.

Decree N° 1127/98 of the Federal Executive of September 24, 1998, modified the amount covered by the deposit guarantee system established by Decree N° 540/95, increasing such amount to thirty thousand, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by person may not exceed the abovementioned amount, regardless of the number of accounts and/or deposits.

The deposits for amounts over thirty thousand are also included in the guarantee system up to such maximum limit. The BCRA may decide at any time and in general terms the amendment of such guarantee system cover amount based on the development of the consolidation process of the Argentine Financial System and other indicator that may be considered appropriate.

On January 21, 2000, the BCRA established by Communiqué "A" 3064 that, as from the irrevocable contributions for January 2000, the contribution percentage will be reduced from 0.03% to 0.015% provided that for the remaining 0.015%, the financial institutions and SEDESA execute a loan agreement to fund the FGD. Such agreement will have a 36-month term and will expire on the 12th day of the applicable month and will accrue a rate equivalent to the income to be generated from the placements of resources of the abovementioned fund made in similar instruments to those elected for the investment of BCRA international currency reserves. Such loan to the FGD is not subject to Minimum Capital Requirements. On February 8, 2000, the Bank executed the abovementioned loan agreement. In accordance with BCRA regulations, such financing is recorded under the "Other Receivables from Financial Transactions" account.

According to Communiqué "A" 3153 of the BCRA, from September 2000, contributions decreased from 0.03% to 0.015% and the obligation to take the loans mentioned in the prior paragraph was abrogated. However, effective loans agreed prior to that date will remain effective until their cancellation. In the month of December 2001, by Communiqué "A" 3358 of the BCRA, contributions percentage increased to 0.03%.

As of December 31, 2001, SEDESA had granted loans to the bank in the amount of US$ 7,667 (in thousands) that mature from January through August, 2003.

12.2. FLB (Bank Liquidity Fund)

On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof.

In addition, the Decree provided that the FLB be set by financial institutions by subscribing Class A Certificates of Participation for up to 5% of the average daily private sector deposits balances in pesos and foreign currency in each institutions as of November 2001 and by the Federal Government by annually subscribing Class B Certificates of Participation. Class B Certificate of Participation redemption will depend on the total settlement of Class A Certificates of Participation.

BCRA issued a Communiqué on December 28, 2001, whereby it increased such contribution to 6% of the average of the abovementioned balances.

Subsequently, Communiqué "A" 3487 from the BCRA, dated February 22, 2002, set the contribution to the FLB at 1.9% effective as from March 1, 2002, on the average daily balances of private sector deposits in pesos and foreign currency for November 2001, and provided that the amounts contributed would be deductible from the minimum cash requirement.

Finally, BCRA Communiqué "A" 3513 dated March 15, 2002, established the amount at 3.5% of the average fixed by Communiqué "A" 3487 above effective as from March 15, 2002.

As of December 31, 2001, the Bank contributed 54,436 to the FLB and booked it in the "Other receivables from financial intermediation – Other not included in Debtor Classification Regulations" account.

13. TRUST ACTIVITIES

13.1. Financial Trusts

BF acts as trustee in the Fideicomiso Financiero RT Finance II Trust, program to securitize credit instruments by issuing securities representing the debt for a face value of up to US$ 500,000,000 (the 1st. series of US$ 100,000,000 was issued on September 30, 1999), in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets or the proceeds therefrom. As of December 31, 2001, all principal and interest installments had been paid, thereby terminating the commitments towards the security holders and de-listing all the securities involved, and a residual amount has been kept to meet any tax issues.

BF acts as financial trustee of the Noblex Argentina S.A. Trust, as successor of the ex-BCA and is under no circumstances liable with its own assets for liabilities undertaken in the performance of the trust; such liabilities shall only be satisfied with and up to the amount of the trust assets and the proceeds therefrom. The trust was set up for the purpose of cancelling the receivables claimed by unsecured creditors in the insolvency proceedings of "Noblex Argentina S.A." which have been allowed and/or declared admissible through the delivery of real property owned by the company in lieu of payment and the full payment of its debts, and determine the way of selling and allowing for the sale of the real property, to distribute the proceeds (net of expenses) among all unsecured creditors pro-rata according to the unsecured claims allowed and/or declared admissible and/or for which proof of claim is filed after the trust was set up. The main obligations assumed by the Bank for acting as trustee are the following: attend the execution of the deeds transferring legal title to the real property and accept or receive possession thereof, execute the leases for the leased premises and deliver to Noblex such real property under the lease; manage, protect, preserve, keep in custody and insure the real property as long as legal title to the real property continues to vest in the trustee and hire, at the trust's expense, the services of real estate or other brokers and/or auctioneers to sell such property. As of December 31, 2001 and 2000, all the real estate has been sold and the proceeds from such sale have been distributed among the beneficiaries, the formal termination of the agreement being pending.

On January 5, 2001, the BCRA's Board of Director issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.'s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2001, total estimated corpus assets amount to 56,097.

On September 7, 2001, the BCRA's Board of Director issued Resolution No. 359/2001, providing for the exclusion of Banco de Balcarce S.A.'s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Balca Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. In addition, on September 12, 2001, the agreement to set up the Balca Trust was subscribed by Banco de Balcarce S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2001, total estimated corpus assets amount to 18,474.

13.2. Non Financial Trust

BF acts as trustee in 50 nonfinancial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The nonfinancial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about US$ 2,438 million and are of different kinds, because even though the majority of them consist of cash or creditors' rights, BF is also trustee of real estate and shares.

14. CORPORATE BONDS

14.1. Corporate Bonds issued by BF

The Regular Stockholders' Meeting of ex- Banco Francés del Río de la Plata (ex-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders' Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders' Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company's corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV's Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders' Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank's program or otherwise, grating the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders' Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated onto the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV's Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders' Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

The following chart reflects corporate bonds in force as of December 31, 2001:

Global program amount	Date of issue	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	150,000,000	USD	100%	(1)	Semiannual	152,236	03/31/2005 (4)
USD 1,000,000,000	10/31/2000	Non-subordinated	150,000,000	USD	100%	(2)	Semiannual	150,952	10/31/2002 (4)
USD 1,000,000,000	08/09/2001	Non-subordinated	50,000,000	USD	100%	9%	Semiannual	51,800	02/05/2002 (3)
USD 1,000,000,000	11/07/2001	Non-subordinated	50,000,000	USD	100%	8,875%	Semiannual	50,653	05/07/2002 (4)

(1) Libor plus 330 basis points.
(2) Libor plus 145 basis points.
(3) As to the date of issue of these statements, these bonds have been cancelled.
(4) Principal is fully repayable upon maturity.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

14.2. Corporate bonds issued by CB

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 16), as of December 31, 2001, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal's amortization.

On December 28, 2001 and 2000, the Bank paid the first and second installment (principal and interest), in the total amount of 8,791 and 8,253, respectively.

As of December 31, 2001, the book value of such bonds amounts to 18,008.

15. DERIVATIVES

As of December 31, 2001, the Bank has entered into purchase and sale forward transactions in foreign currency as hedging against resources in Argentine pesos. The average life of these transactions is 120 days and there are no transactions maturing after August, 2002.

Such transactions have been booked under "Other receivables from financial transactions" in the "Amounts receivable for spot and forward sales pending settlement" and "Instruments to be received for spot and forward purchases pending settlement" accounts in the amount of 163,427 and 2,221, respectively, and under "Other liabilities from financial transactions" in the "Amounts payable for spot and forward purchases pending settlement" and "Instruments to be delivered for spot and forward sales pending settlement" in the amount of 2,195 and 157,142, respectively.

Income (loss) from these transactions in the fiscal year ended December 31, 2001, amount to 29,488 and are booked under "Financial Income – Other".

16. FUNDING OF THE FFAEFS

16.1. On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called "Bank Reform Loan 3926-AR" plus 1% p.a.

Due to this agreement, the Bank may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

The Bank may issue subordinate corporate bonds with authorization of the public offering by the CNV and the authorization to trade on the BCBA under the conditions established in the aforesaid agreement and up to the amount actually loaned. In this sense, the BCRA authorized to compute the financial assistance from its granting as subordinated debt to calculate the minimum capital requirement under BCRA regulations.

On July 22, 1997, the ex-BCA Regular Stockholders' Meeting approved issuing subordinated corporate bonds in the amount of US$ 60,000,000 and granted the Board of Directors the power to determine the issuance terms and conditions not expressly determined by such Stockholders' Meeting. To date, the mentioned corporate bonds were not issued.

16.2. On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000 which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date. The loan will accrue LIBOR plus 4%.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communiqué "A" 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 14.2).

As of December 31, 2001, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the "Subordinated Corporate Bonds" account.

17. CHANGES IN CAPITAL STOCK

Changes in the Bank's capital stock are as follows:

	Total (in thousands)
Capital Stock as of June 30, 1986:	1

Date of: Stockholders' Meeting deciding on the issuance	Date of: Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)	
10-29-1987	03-16-1988	(1)	1	2	
09-09-1988	01-18-1989	(1)	14	16	
10-19-1989	04-25-1990	(1)	608	624	
09-20-1990	05-31-1991	(1)	26,027	26,651	
08-23-1991	07-13-1992	(1)	31,448	58,099	
09-02-1993	11-09-1993	(1)	34,860	92,959	
09-02-1993	02-18-1994	(2)	18,540	111,499	
09-28-1995	02-01-1996	(1)	16,725	128,224	
10-10-1996	12-13-1996	(1)	19,233	147,457	
10-06-1997	03-05-1998	(2)	25,000	172,457	
10-06-1997	03-05-1998	(3)	14,174	186,631	
04-27-1999	08-20-1999	(2)	23,000	209,631	(4)

(1) Dividends in shares and/or partial capitalization of the Adjustment to Capital.
(2) Through public subscription of shares.
(3) Shares issued and given in exchange to ex-BCA minority stockholders under the merger with ex BFRP.
(4) The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

18. COMPLIANCE WITH CNV REQUIREMENTS

18.1. Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2001, the Bank's Stockholders' Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

18.2. Mutual Fund custodian

As of December 31, 2001, in its capacity of custodian of "FBA Acciones Globales", "FBA Total", "FBA Renta", "FBA Renta Pesos", "FBA Renta Dólares", "FBA Bonos", "FBA Calificado", "FBA Ahorro Dólares", "FBA Ahorro Pesos", "FBA Renta Fija", "FBA Total 50", "FBA Renta Premium", "FBA Europa", "FBA Tecnológico", "FBA Biotecnológico", "FBA Japón", "FBA Horizonte", "FBA Futuro", "FBA Internacional" and "FBA Renta Corto Plazo", the Bank holds certificates of deposits, shares, corporate bonds, government securities, index and options in custody in the amount of 177,888, all of which making up the Fund's portfolio and booked in memorandum accounts "Debit-Control - Other".

As of December 31, 2000, in its capacity of custodian of "FBA Acciones Globales", "FBA Total", "FBA Renta", "FBA Renta Pesos", "FBA Renta Dólares", "FBA Bonos", "FBA Calificado", "FBA Internacional", "FBA Ahorro Dólares", "FBA Ahorro Pesos", "FBA Renta Fija", "FBA Americano", "FBA Total 50" and "FBA Penta Premium", the Bank held certificates of deposits, shares, corporate bonds, options and Government securities in custody in the amount of 830,118, all of which making up the Funds' portfolio and booked in memorandum accounts "Debit-Control-Other".

19. CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

The Argentine Bank Employees' Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional. The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal. Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

On December 19, 1997, the Administrator of the Argentine Bank Employees' Health Plan (OSBA) sent to the ex-BFRP and the ex-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

In the opinion of the Bank's Management, OSBA's request is illegitimate and ungrounded since, to the date of issuance of these financial statements, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in the opinion of the Bank's Management, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank receive service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court's judgment. In the opinion of the Bank's Management, the plaintiff has no right of action and the claim is illegitimate and inappropriate. In the opinion of the Bank's management, the complaint lacks merits and is not legally grounded.

20. RESTRICTION ON EARNINGS DISTRIBUTIONS

20.1. Under the resolutions of the BCRA, 20% of income for the year should be allocated to the statutory reserve. Since, for the purposes of such calculation, income for the year should be offset by the adjustments to income (loss) for prior years (see note 6), such allocation has not been made.

20.2. Under BCRA Communication "A" 3574, the distribution of profits is suspended for the period established by such institution.

20.3. As stated in Note 16, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

21. PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communiqué "A" 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

22. ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This financial statements are presented on the basis of the standards of the BCRA and, except for the effect of the matter mentioned in Note 5, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina (taking into account the effect of the matter mentioned in Note 5).

BBVA Banco Francés

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Options	Final position
			Market value	Book balance as of 2001	Book balance as of 2000			
GOVERNMENT SECURITIES								
Holdings in investment accounts								
Local								
In pesos								
Subtotal in pesos				-	81,704	-	-	-
In foreign currency								
Treasury bills	90	ARLE901=BA	3,214	4,226		22,500	-	22,500
Subtotal in foreign currency				4,226	516,544	22,500	-	22,500
Subtotal in Holdings in investment accounts				4,226	598,248	22,500	-	22,500
Holdings for trading or financial transactions								
Local								
In pesos								
Other			229	229		229	-	229
Subtotal in pesos				229	295	229	-	229
In foreign currency								
Medium-Term Treasury Bonds-Fixed Rate	2005	ARBT083=BA	1,100	1,100		(27)		(27)
Global External Bond of the Argentine Republic	2017	ARBOGX53=BA	815	815		18		18
Argentine Republic External Bills		ARVEY4D3=BA	204,497	204,497		204,497		204,497
Other			2,583	2,583		1,847	-	1,847
Subtotal in foreign currency				208,995	46,165	206,335	-	206,335
Foreign								
US Treasury Bonds			21,269	21,269		51	-	51
Subtotal in foreign				21,269	164	51	-	51
Subtotal in Holdings for trading or financial transactions				230,493	46,624	206,615	-	206,615

BBVA Banco Francés

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding: Market value	Holding: Book Balance as of 2001	Holding: Book Balance as of 2000	Position without options	Options	Final position
Unlisted government securities								
Local								
In pesos								
Argentine T-bills with which provincial and federal governments settle payables to vendors and employees and which circulate in lieu of currency				896		896	-	896
Argentine T-bills with which the Province of Buenos Aires settles payables to vendors and employees and which circulate in lieu of currency				838		838	-	838
Subtotal in pesos				1,734	-	1,734	-	1,734
In foreign currency								
Argentine Federal Government 9% Bonds	2002	ARBGA23=BA		211,564		211,564	-	211,564
Tax credit certificates due in 2003/2004				46,356		46,356	-	46,356
Tucuman Provincial Treasury Bonds		ARTUCU13=BA		48,917		48,917	-	48,917
Subtotal in foreign currency				306,837	57,490	306,837	-	306,837
Subtotal Unlisted government securities				308,571	57,490	308,571	-	308,571
TOTAL GOVERNMENT SECURITIES				543,290	702,362	537,686	-	537,686

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Options	Final position
				Book balances as of				
			Market value	Book Balance as of 2001	Book Balance as of 2000			
INVESTMENTS IN LISTED PRIVATE SECURITIES								
Other debt instruments								
Local								
In pesos								
Subtotal pesos				-	10	-	-	-
In foreign currency								
Metrogas 2003 Corporate Bonds			10	10		10	-	10
Orígenes Vivienda Corporate Bonds			28	28		28	-	28
Other				-		651	-	651
Subtotal in foreign currency				38	4,228	689	-	689
Subtotal Other debt instruments				38	4,238	689	-	689
Other Equity instruments								
Local								
In pesos								
Sniafa S.A.			23	23		23	-	23
Indupa S.A.		INU.BA	80	80		80	-	80
Other				-		(174)	-	(174)
Subtotal in pesos				103	2,798	(71)	-	(71)
In foreign currency								
Subtotal in foreign currency				-	910	-	-	-
Foreign								
Euro501201			98	98		-	-	-
Subtotal in foreign				98	660	-	-	-
Subtotal Equity instruments				201	4,368	(71)	-	(71)
TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				239	8,606	618	-	618
TOTAL GOVERNMENT AND PRIVATE SECURITIES				543,529	710,968	538,304	-	538,304

BBVA Banco Francés

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY STATUS AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish-See Note 22)

-Stated in thousands of pesos-

	2001	2000
COMMERCIAL PORTFOLIO		
In normal situation		
With senior or first – degree security and counter guaranty "A"	2,961,645	2,171,821
With senior of first – degree security and counter guaranty "B"	79,056	108,890
Without senior security or counter guaranty	2,103,118	2,961,108
In potential risk		
With senior or first – degree security and counter guaranty "A"	480	-
With senior of first – degree security and counter guaranty "B"	835	12,019
Without senior security or counter guaranty	62,259	26,260
Nonperforming		
With senior or first – degree security and counter guaranty "A"	101	-
With senior of first – degree security and counter guaranty "B"	21,674	5,332
Without senior security or counter guaranty	30,705	2,053
With high risk of uncollectibility		
With senior or first – degree security and counter guaranty "A"	-	90
With senior of first – degree security and counter guaranty "B"	14,360	14,480
Without senior security or counter guaranty	59,537	59,686
Uncollectible		
With senior or first – degree security and counter guaranty "A"	-	-
With senior of first – degree security and counter guaranty "B"	6,651	10,008
Without senior security or counter guaranty	33,413	11,405
Uncollectible, classified as such under regulatory requirements		
With senior or first – degree security and counter guaranty "A"	-	-
With senior of first – degree security and counter guaranty "B"	-	-
Without senior security or counter guaranty	-	-
Total	5,373,834	5,383,152

BBVA Banco Francés

EXHIBIT B
(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY STATUS AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish-See Note 22)

-Stated in thousands of pesos-

	2001	2000
CONSUMER AND HOUSING PORTFOLIO		
Normal compliance		
With senior or first – degree security and counter guaranty "A"	13,970	17,958
With senior of first – degree security and counter guaranty "B"	664,975	641,794
Without senior security or counter guaranty	865,423	1,011,784
Inadequate compliance		
With senior or first – degree security and counter guaranty "A"	25	9
With senior of first – degree security and counter guaranty "B"	13,712	15,124
Without senior security or counter guaranty	26,026	23,145
Deficient compliance		
With senior or first – degree security and counter guaranty "A"	11	15
With senior of first – degree security and counter guaranty "B"	4,948	2,769
Without senior security or counter guaranty	17,170	14,555
Unlikely to be collected		
With senior or first – degree security and counter guaranty "A"	37	-
With senior of first – degree security and counter guaranty "B"	9,651	6,065
Without senior security or counter guaranty	36,464	32,467
Uncollectible		
With senior or first – degree security and counter guaranty "A"	34	32
With senior of first – degree security and counter guaranty "B"	15,132	25,622
Without senior security or counter guaranty	28,889	31,449
Uncollectible, classified as such under regulatory requirements		
With senior or first – degree security and counter guaranty "A"	-	-
With senior of first – degree security and counter guaranty "B"	45	5
Without senior security or counter guaranty	487	294
Total	1,696,999	1,823,087
General Total (1)	7,070,833	7,206,239

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables: Receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

BBVA Banco Francés

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

	FINANCING			
	2001		2000	
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	2,872,144	40.62%	2,047,254	28.41%
50 next largest customers	1,112,889	15.74%	1,388,496	19.27%
100 following customers	534,164	7.55%	798,801	11.08%
Remaining customers	2,551,636	36.09%	2,971,688	41.24%
Total (1)	7,070,833	100.00%	7,206,239	100.00%

(1) See (1) in Exhibit B.

BBVA Banco Francés

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2001

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

		Term remaining to maturity (2)						
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Non financial governmental sector	-	52,966	16,247	19,177	36,138	145,054	2,591,415	2,860,997
Financial sector	-	43,747	3	8,554	117	499	6,233	59,153
Non financial private sector and residents abroad	233,311	2,222,894	310,660	160,076	191,068	339,150	693,524	4,150,683
TOTAL	233,311	2,319,607	326,910	187,807	227,323	484,703	3,291,172	7,070,833 (1)

(1) See (1) in Exhibit B.

(2) Under Decree No. 214/2002 dated February 3, 2002, in the case of loans to be settled in installments, the debtor will continue paying in pesos an amount equivalent to that of the last installment over six months as from the date when the above decree comes into force. In the case of other loans, other than that related to credit card balances, the debtor will be granted a six-month term to pay. This Exhibit does not consider the above rescheduling.

BBVA Banco Francés

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish – See Note 22)

- Stated in thousands of pesos –

Concept		Shares				Amount	
Identification	Description	Class	Unit face value	Votes per share	Number	2001	2000
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED						
	Controlled						
	Local						
33642192049	• Francés Valores Sociedad de Bolsa S.A.	Common	$500	1	3,199	1,082	1,057
30663323926	• Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	$1	1	1,899,600	61,165	69,541
33678564139	• Consolidar Cia. de Seguros de Vida S.A.	Common	$10	1	197,875	22,759	12,082
30678574097	• Consolidar Cia. de Seguros de Retiro S.A.	Common	$10	1	200,000	26,439	10,663
30704936016	• Credilogros Compañia Financiera S.A.	Common	$1	1	39,700,000	47,021	45,837
	• Other					161	82
	Foreign						
17000963	• Banco Francés (Cayman) Ltd.	Common	US$1	-	82,283,621	120,121	161,247
17000952	• BBVA Uruguay S.A.	Common	Urug. 10.000	-	79,130	58,203	61,058
		Subtotal controlled				336,951	361,567
	Noncontrolled						
	Local						
33707124909	• Rombo Cia. Financiera S.A.	Common	$1	1	8,000,000	7,375	7,553
30604796357	• Banelco S.A.	Common	$1	1	12,014	2,615	2,392
	• Other					1,895	2,367
	Foreign						
	• Bladex S.A.	Com. B	US$6,67	-	17,646	195	195
		Pref.	US$10	-	2,498	57	57
		Subtotal noncontrolled				12,137	12,564
		Total in financial institutions, supplementary and authorized				349,088	374,131
	IN OTHER COMPANIES						
	Noncontrolled						
	Local						
30685228501	• Consolidar ART S.A.	Common	$1	1	375,000	5,668	5,015
	• Other					2,591	1,986
	Foreign						
17000524	• A.I.G. Latin American Fund					5,379	5,627
	• Other					16	801
		Subtotal noncontrolled				13,654	13,429
		Total in other companies				13,654	13,429
		TOTAL INVESTMENTS IN OTHER COMPANIES				362,742	387,560

EXHIBIT E
(Contd.)

DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish – See Note 22)

- Stated in thousands of pesos -

Description	Main business	Information about the issuer – Data from last published financial statements: Fiscal year/ period-end	Capital stock	Stockholders' equity	Net income for the fiscal year/ period
FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED					
Controlled					
Local				Thousands of $	
• Francés Valores Sociedad de Bolsa S.A.	Stockholder	12/31/01	1,600	1,082	(290)
• Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Pensions fund manager	12/31/01	3,525	122,599	11,212
• Consolidar Cia. de Seguros de Vida S.A.	Insurance company	12/31/01	3,000	22,691	3,691
• Consolidar Cia. de Seguros de Retiro S.A.	Insurance company	12/31/01	3,000	23,196	(1,053)
• Credilogros Compañia Financiera S.A.	Financial institution	12/31/01	57,100	69,016	3,062
• Other					
Foreign				Thousands of US$	
• Banco Francés (Cayman) Ltd.	Banking	12/31/01	82,284	120,121	(41,125)
• BBVA Uruguay S.A.	Banking	12/31/01	94,315	95,605	10,981
Noncontrolled					
Local				Thousands of $	
• Rombo Cía. Financiera S.A.	Financial Institution	12/31/01	20,000	18,437	(445)
• Banelco S.A.	Information services	09/30/01	9,755	18,369	7,096
• Other					
Foreign				Thousands of US$	
• Bladex S.A.	Banking	12/31/00	132,851	699,205	97,055
IN OTHER COMPANIES					
Noncontrolled					
Local				Thousand of $	
• Consolidar ART S.A.	Workers compensation	12/31/01	3,000	45,415	196
• Other					
Foreign				Thousand of US$	
• A.I.G. Latin American Fund	Investing	12/31/00	37,048	27,615	(9,433)
• Other					

BBVA Banco Francés

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases
BANK PREMISES AND EQUIPMENT				
Real Estate	179,938	3,088	(1,272)	1,627
Furniture and Facilities	20,114	2,867	-	-
Machinery and Equipment	32,000	12,175	-	37
Automobiles	172	210	-	25
Total	232,224	18,340	(1,272)	1,689
OTHER ASSETS				
Works of Art	447	-	-	-
Rent assets	7,346	-	(3,569)	366
Assets acquired to secure loans	3,757	10,308	(4,766)	427
Stationery and office supplies	735	5,440	-	5,187
Other assets	49,346	3,316	9,607	4,406
Total	61,631	19,064	1,272	10,386

EXHIBIT F
(Contd.)

MOVEMENT OF BANK PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Description	Depreciation for the fiscal year		Net book value at 2001	Net book value at 2000
	Years of useful life	Amount		
BANK PREMISES AND EQUIPMENT				
Real Estate	50	4,911	175,216	179,938
Furniture and Facilities	10	3,903	19,078	20,114
Machinery and Equipment	5	14,146	29,992	32,000
Automobiles	5	99	258	172
Total		23,059	224,544	232,224
OTHER ASSETS				
Works of Art	-	-	447	447
Rent assets	50	87	3,324	7,346
Assets acquired to secure loans	50	78	8,794	3,757
Stationery and office supplies	-	-	988	735
Other assets	50	916	56,947	49,346
Total		1,081	70,500	61,631

BBVA Banco Francés

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases
- Goodwill	60,591	-	-
- Organization and development expenses (1)	71,132	30,703	(387)
Total	131,723	30,703	(387)

Description	Amortization for the fiscal year		Net book value at 2001	Net book value at 2000
	Years of useful life	Amount		
- Goodwill	10	9,735	50,856	60,591
- Organization and development expenses (1)	5	38,036	63,412	71,132
Total		47,771	114,268	131,723

(1) This mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.

BBVA Banco Francés

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Number of customers	2001 Outstanding balance	2001 % of total portfolio	2000 Outstanding balance	2000 % of total portfolio
10 largest customers	499,077	8.49%	839,689	11.31%
50 next largest customers	444,691	7.57%	759,797	10.23%
100 following customers	191,149	3.25%	315,334	4.25%
Remaining customers	4,742,392	80.69%	5,509,793	74.21%
TOTAL	5,877,309	100.00%	7,424,613	100.00%

BBVA Banco Francés

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND SUBORDINATED CORPORATE BONDS AS OF DECEMBER 31, 2001

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

	Term remaining to maturity (1)						
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	5,608,974	230,806	25,846	11,512	171	-	5,877,309
Other liabilities from financial transactions							
Central Bank of the Argentine Republic	1,364	824	1,543	3,337	1,711	50	8,829
Banks and International Organizations	189,204	46,363	20,663	18,914	107	9	275,260
Non-subordinated corporate bonds	-	51,801	50,653	150,951	-	-	253,405
Financing received	78,495	-	-	-	60,000	-	138,495
Other	228,178	-	-	-	-	-	228,178
TOTAL	497,241	98,988	72,859	173,202	61,818	59	904,167
Subordinated corporate bonds	-	2,236	-	6,008	6,000	156,000	170,244
TOTAL	6,106,215	332,030	98,705	190,722	67,989	156,059	6,951,720

(1) Under Communiqué "A" 3467 of the BCRA, the return of deposits was rescheduled taking into account the currency, the type of account, and the amount deposited (see Note 1.2). Such rescheduling was not considered in the tranche breakdown of this Exhibit.

BBVA Banco Francés

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Increase		Decrease: Reversals	Decrease: Applications	Net book value: 2001	Net book value: 2000
ALLOWANCES QUALIFYING ASSETS							
Loans							
– Doubtful accounts and impairment value	169,174	397,562	(1) (5) (6)	-	109,621	457,115	169,174
Other receivables from financial transactions							
– Doubtful accounts and impairment value	1,336	2,835	(1)	-	-	4,171	1,336
Assets out on Financing Lease							
– Doubtful accounts and impairment value	-	333	(1)	-	-	333	-
Investments in other companies							
– Impairment value	-	5,379	(3)	-	-	5,379	-
Other receivables							
– Doubtful accounts	-	4,954	(2)	-	3,552	1,402	-
Total	170,510	411,063		-	113,173	468,400	170,510
LIABILITIES-ALLOWANCES							
– Contingents commitments	338	310	(1)	-	73	575	338
– Other contingencies	17,559	42,347	(4)	-	8,327	51,579	17,559
Total	17,897	42,657		-	8,400	52,154	17,897

(1) Recorded in compliance with the provisions of Communiqué "A" 2729, as supplemented, of the BCRA, taking into account note 3.3.e).
(2) Recorded to cover possible uncollectibility risks arising out of other receivables.
(3) Recorded to recognize the estimated impairment in AIG Latin American Fund's equity as of December 31, 2001.
(4) Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). See note 3.3.q).
(5) This includes 4,451 related to the acquisition of the assets and liabilities of Banco Exterior de América S.A. – Buenos Aires branch (see note 2.5).
(6) This includes 1,425 related to Banco Francés Trust (see note 3.3.f).

BBVA Banco Francés

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2001

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK			
			Issued			
Class	Number	Votes per share	Outstanding	In portfolio	Pending issuance or distribution	Paid in
Common	209,631,892	1	209,576	-	55 (1)	209,631 (2)

(1) Shares issued and available to stockholders' but not as yet withdrawn.

(2) Capital registered with the Public Registry of Commerce (see note 17).

EXHIBIT L

FOREIGN CURRENCY ACCOUNTS AS OF SEPTEMBER 30, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

-Stated in thousands of pesos-

Accounts	2001									2000
		Total of period (per type of currency)								
	Total of fiscal year	Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other	Total of fiscal year
ASSETS										
Cash and due from banks	518,389	782	517,229	5	123	3	71	4	172	326,005
Government and private securities	541,463	-	541,463	-	-	-	-	-	-	626,161
Loans	5,117,093	113	5,116,980	-	-	-	-	-	-	4,465,219
Other receivables from financial transactions	326,328	1,083	325,245	-	-	-	-	-	-	3,571,433
Assets out on financing lease	22,515	-	22,515	-	-	-	-	-	-	12,133
Investments in other companies	183,971	-	125,768	-	-	-	-	-	58,203	228,985
Other receivables	12,349	-	12,349	-	-	-	-	-	-	49,296
Suspense items	3,607	-	3,607	-	-	-	-	-	-	221
TOTAL	6,725,715	1,978	6,665,156	5	123	3	71	4	58,375	9,279,453
LIABILITIES										
Deposits	4,925,828	-	4,925,828	-	-	-	-	-	-	5,631,000
Other liabilities from financial transactions	971,629	248	970,186	2	73	14	4	-	1,102	3,122,482
Other liabilities	15,376	1	15,370	1	2	-	-	-	2	14,962
Subordinated corporate bonds	170,244	-	170,244	-	-	-	-	-	-	177,869
Suspense items	19,677	-	19,677	-	-	-	-	-	-	33
TOTAL	6,102,754	249	6,101,305	3	75	14	4	-	1,104	8,946,346
MEMORANDUM ACCOUNTS										
Debit accounts (except contra debit accounts)										
Contingent	3,787,077	-	3,787,077	-	-	-	-	-	-	2,827,013
Control	12,059,665	2,166	12,053,139	961	27	189	544	2,442	197	7,150,819
For derivatives	-	-	-	-	-	-	-	-	-	338,073
For trust activities	87,986	-	87,986	-	-	-	-	-	-	43,089
TOTAL	15,934,728	2,166	15,928,202	961	27	189	544	2,442	197	10,358,994
Credit accounts (except contra credit accounts)										
Contingent	704,938	-	704,938	-	-	-	-	-	-	781,384
Control	3,840	-	3,840	-	-	-	-	-	-	12,290
For derivatives	-	-	-	-	-	-	-	-	-	338,073
TOTAL	708,778	-	708,778	-	-	-	-	-	-	1,131,747

EXHIBIT N

ASSISTANCE TO AFFILIATES AS DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos –

Concept	Normal	In Potential Risk/ Inadequate Compliance	Status: Nonperforming/ Deficient Compliance – Not yet matured	Nonperforming/ Deficient Compliance – Past-due	With high risk of uncollectibility/ Unlikely to be collected – Not yet matured	With high risk of uncollectibility/ Unlikely to be collected – Past-due
1. Loans	57,558	-	-	-	-	-
- Overdraft	2,260	-	-	-	-	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-	-	-
Without senior security or counter guaranty	2,260	-	-	-	-	-
- Discounted Instruments	489	-	-	-	-	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-	-	-
Without senior security or counter guaranty	489	-	-	-	-	-
- Real Estate Mortgage and Security Agreements	523	-	-	-	-	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-	-	-
With senior or first – degree security and counter guaranty "B"	523	-	-	-	-	-
Without senior security or counter guaranty	-	-	-	-	-	-
- Consumer	38	-	-	-	-	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-	-	-
Without senior security or counter guaranty	38	-	-	-	-	-
- Credit Cards	50	-	-	-	-	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-	-	-
Without senior security or counter guaranty	50	-	-	-	-	-
- Other	54,198	-	-	-	-	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-	-	-
Without senior security or counter guaranty	54,198	-	-	-	-	-
2. Other receivables from financial transactions	18,416	-	-	-	-	-
3. Assets out on financing lease and other	7,420	-	-	-	-	-
4. Contingent commitments	10,961	-	-	-	-	-
5. Investments in other companies and private securities	295,969	-	-	-	-	-
Total	390,324	-	-	-	-	-
Total Allowances	760	-	-	-	-	-

BBVA Banco Francés

EXHIBIT N
(Contd.)

ASSISTANCE TO AFFILIATES AS DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22)

- Stated in thousands of pesos –

Concept	Status: Uncollectible	Status: Uncollectible, classified as such under regulatory requirements	Total 2001	Total 2000
1. Loans	-	-	57,558	53,289
- Overdraft	-	-	2,260	1,589
With senior or first – degree security and counter guaranty "A"	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-
Without senior security or counter guaranty	-	-	2,260	1,589
- Discounted instruments	-	-	489	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-
Without senior security or counter guaranty	-	-	489	-
- Real Estate Mortgage and Security Agreements	-	-	523	486
With senior or first – degree security and counter guaranty "A"	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	523	486
Without senior security or counter guaranty	-	-	-	-
- Consumer	-	-	38	-
With senior or first – degree security and counter guaranty "A"	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-
Without senior security or counter guaranty	-	-	38	-
- Credit cards	-	-	50	73
With senior or first – degree security and counter guaranty "A"	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-
Without senior security or counter guaranty	-	-	50	73
- Other	-	-	54,198	51,141
With senior or first – degree security and counter guaranty "A"	-	-	-	-
With senior or first – degree security and counter guaranty "B"	-	-	-	-
Without senior security or counter guaranty	-	-	54,198	51,141
2. Other receivables from financial transactions	-	-	18,416	525
3. Assets out on financing lease and other	-	-	7,420	12,505
4. Contingent commitments	-	-	10,961	15,826
5. Investments in other companies and private securities	-	-	295,969	343,825
Total	-	-	390,324	425,970
Total Allowances	-	-	760	664

BBVA Banco Francés

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 22
to the financial statements of BBVA Banco Francés S.A.)
-Stated in thousands of pesos-

ASSETS	2001	2000
CASH AND DUE FROM BANKS		
Cash	274,587	250,519
Due from banks and correspondents	589,337	281,877
	863,924	532,396
GOVERNMENT AND PRIVATE SECURITIES (Note 5)		
Holdings in investment accounts	25,671	1,043,736
Holdings for trading or financial transactions	303,610	284,622
Unlisted Government Securities	322,103	87,935
Investments in listed private securities	33,989	63,088
	685,373	1,479,381
LOANS		
To the non financial governmental sector (Exhibit 1)	3,919,172	2,017,447
To the financial sector (Exhibit 1)	27,610	191,081
To the non financial private sector and residents abroad (Exhibit 1)	3,965,990	4,591,368
Overdraft	337,259	288,402
Discounted instruments	946,151	1,139,314
Real estate mortgage	756,743	765,937
Security agreements	30,394	41,183
Consumer	385,292	477,081
Credit cards	245,299	273,304
Other	1,208,139	1,546,192
Interest and listed-price differences accrued and pending collection	78,248	68,665
Less: Unused collections	265	581
Less: Interest documented together with main obligation	21,270	8,129
Less: Allowances	582,929	204,618
	7,329,843	6,595,278
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS		
Central Bank of the Argentine Republic	64,086	2,499,906
Amounts receivable for spot and forward sales pending settlement	208,267	329,833
Instruments to be received for spot and forward purchases pending settlement	41,856	747,374
Premiums on options purchased	-	33,773
Unlisted corporate bonds (Exhibit 1)	85,617	115,473
Other receivables not covered by debtor classification regulations	100,709	142,469
Other receivables covered by debtor classification regulations (Exhibit 1)	17,748	35,481
Interest accrued and pending collection not covered by debtor classification regulations	8	26
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	14	2,195
Less: Allowances	4,278	1,652
	514,027	3,904,878
ASSETS OUT ON FINANCING LEASE		
Assets out on financing lease (Exhibit 1)	26,331	15,201
Less: Allowances	350	-
	25,981	15,201
INVESTMENTS IN OTHER COMPANIES		
In financial institutions	8,764	7,805
Other	19,302	19,909
Less: Allowances	5,379	755
	22,687	26,959
OTHER RECEIVABLES		
Receivables from sale of goods (Exhibit 1)	159	287
Other	235,921	144,362
Other accrued interest receivable	1	1
Less: Allowances	1,451	11
	234,630	144,639
BANK PREMISES AND EQUIPMENT	249,694	248,383
OTHER ASSETS	70,584	61,859
INTANGIBLE ASSETS		
Goodwill	50,856	60,591
Organization and development expenses	120,062	129,401
	170,918	189,992
SUSPENSE ITEMS	3,926	931
OTHER SUBSIDIARIES' ASSETS (Note 5)	5,127	19,990
TOTAL ASSETS	10,176,714	13,219,887

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statements of BBVA Banco Francés S.A.)

-Stated in thousands of pesos-

LIABILITIES	2001	2000
DEPOSITS		
From the non financial govemment sector	34,346	7,681
From the financial sector	95,359	8,538
From the non financial private sector and residents abroad	6,757,722	7,997,105
Checking accounts	1,212,469	509,540
Savings deposits	2,162,842	1,753,763
Certificates of deposit	3,059,515	5,581,310
Investments accounts	-	4,096
Other	294,136	96,111
Interest and listed-price differences accrued payable	28,760	52,285
	6,887,427	8,013,324
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS		
Central Bank of the Argentine Republic	8,829	16,861
Other	8,829	16,861
Banks and International Organizations	304,690	250,800
Non-subordinated corporate bonds	250,000	448,553
Amounts payable for spot and forward purchases pending settlement	43,788	660,972
Instruments to be delivered for spot and forward sales pending settlement	199,774	1,582,433
Premiums on options sold	-	33,719
Financing received from Argentine financial institutions	150,296	105,740
Other	229,167	87,598
Interest and listed–price differences accrued payable	7,543	8,743
	1,194,087	3,195,419
OTHER LIABILITIES		
Dividends payable	8	-
Fees payable	1,056	881
Other	206,968	215,564
Adjustments and interest accrued pending payment	-	65
	208,032	216,510
ALLOWANCES	68,580	22,287
SUBORDINATED CORPORATE BONDS	170,244	177,869
SUSPENSE ITEMS	32,008	394
OTHER SUBSIDIARIES' LIABILITIES (Note 5)	531,833	454,686
TOTAL LIABILITIES	9,092,211	12,080,489
MINORITY INTEREST IN SUBSIDIARIES (Note 3)	142,740	128,831
STOCKHOLDERS' EQUITY	941,763	1,010,567
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	10,176,714	13,219,887

BBVA Banco Francés

MEMORANDUM ACCOUNTS

	2001	2000
DEBIT ACCOUNTS		
Contingent		
- Guaranties received	5,381,243	4,201,573
- Contra contingent debit accounts	991,011	1,166,054
	6,372,254	5,367,627
Control		
- Receivables classified as irrecoverable	492,203	498,008
- Other	16,418,917	13,405,640
- Contra control debit accounts	76,535	92,631
	16,987,655	13,996,279
For derivatives		
- Notional value of call options purchased	-	259,056
- Notional value of put options purchased	-	79,978
- Contra debit accounts for derivatives	-	338,581
	-	677,615
For trustee activities		
- Funds in trust	110,895	79,092
	110,895	79,092
TOTAL	23,470,804	20,120,613
CREDIT ACCOUNTS		
Contingent		
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	188,247	269,008
- Guaranties provided to the BCRA	8,718	15,544
- Other guaranties given covered by debtor classification regulations (Exhibit 1)	595,867	742,445
- Other guaranties given not covered by debtor classification regulations	894	3,736
- Other covered by debtor classification regulations (Exhibit 1)	197,285	135,321
- Contra contingent credit accounts	5,381,243	4,201,573
	6,372,254	5,367,627
Control		
- Items to be credited	76,495	92,631
- Other	40	-
- Contra control credit accounts	16,911,120	13,903,648
	16,987,655	13,996,279
For derivatives		
- Notional value of call options sold	-	258,603
- Notional value of put options sold	-	79,978
- Contra credit accounts for derivatives	-	339,034
	-	677,615
For trustee activities		
- Contra credit accounts for trustee activities	110,895	79,092
	110,895	79,092
TOTAL	23,470,804	20,120,613

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

BBVA Banco Francés

CONSOLIDATED STATEMENTS OF INCOME FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND 2000

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

	2001	2000
FINANCIAL INCOME		
Interest on cash and due from banks	25,681	25,923
Interest on loans to the financial sector	17,613	28,445
Interest on overdraft	82,127	74,748
Interest on discounted instruments	117,605	96,438
Interest on real estate mortgage	98,952	79,185
Interest on security agreement loans	4,073	6,117
Interest on credit card loans	47,109	57,722
Interest on other loans	499,741	473,387
Interest from other receivables from financial transactions	24,956	53,308
Income from guaranteed loans - Decree 1387/01	32,831	-
Net income from government and private securities	336,403	275,969
Net income from options	-	39
Other	86,302	32,933
	1,373,393	1,204,214
FINANCIAL EXPENSE		
Interest on checking accounts	16,413	1,609
Interest on savings deposits	18,390	29,410
Interest on certificates of deposit	462,514	357,686
Interest on financing to the financial sector	3,244	2,033
Interest from other liabilities from financial transactions	60,851	63,530
Other interest	16,844	24,048
Net expense on options	14	129
Other	62,817	66,167
	641,087	544,612
GROSS INTERMEDIATION MARGIN	732,306	659,602
PROVISION FOR LOAN LOSSES	512,229	135,005
SERVICE CHARGE INCOME		
Related to lending transactions	76,494	74,617
Related to borrowing transactions	121,699	118,470
Other commissions	256,401	263,876
Other	78,917	67,931
	533,511	524,894
SERVICE CHARGE EXPENSE		
Commissions	34,161	27,854
Other	23,439	22,403
	57,600	50,257

BBVA Banco Francés

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND 2000

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

	2001	2000
OPERATING EXPENSES		
Payroll expenses	354,778	355,720
Fees to Bank Directors and Statutory Auditors	1,592	1,684
Other professional fees	12,969	12,306
Advertising and publicity	23,125	27,133
Taxes	29,583	22,396
Other operating expenses	160,339	167,675
Other	51,366	53,270
	633,752	640,184
NET INCOME FROM FINANCIAL TRANSACTIONS	62,236	359,050
NET LOSS ON MINORITY INTEREST IN SUBSIDIARIES	(33,766)	(18,820)
OTHER INCOME		
Income from long-term investments	29	3,738
Punitive interests	4,336	6,223
Loans recovered and reversals of allowances	39,669	45,425
Other	265,181	119,501
	309,215	174,887
OTHER EXPENSE		
Losses from long-term investments	4,226	-
Punitive interests and charges paid to Central Bank of the Argentine Republic	2	613
Charge for uncollectibility of other receivables and other allowances	47,979	19,442
Other	251,781	243,107
	303,988	263,162
NET INCOME BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	33,697	251,955
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	19,583	85,202
NET INCOME FOR THE FISCAL YEAR-GAIN	14,114	166,753

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

BBVA Banco Francés

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND 2000
(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statements of BBVA Banco Francés S.A.)

-Stated in thousands of pesos-

	2001	2000
CHANGES IN CASH FLOWS		
Cash and due from banks at beginning of fiscal year	532,396	509,967
Increase in funds	331,528	22,429
Cash and due from banks at end of the fiscal year	863,924	532,396
REASONS FOR CHANGES IN CASH FLOWS		
Financial income collected	984,773	909,245
Service charge income collected	530,857	525,734
Less:		
Financial expense paid	633,942	501,947
Services charge expense paid	57,724	50,133
Operating expenses paid	560,141	566,393
FUNDS PROVIDED BY RECURRING OPERATIONS	263,823	316,506
OTHER SOURCES OF FUNDS		
Net increase in deposits	-	1,418,634
Net increase in other liabilities from financial transactions	83,886	-
Net increase in other liabilities	28,158	98,873
Net decrease in government and private securities	1,130,411	43,432
Net decrease in other receivables from financial transactions	1,338,808	-
Other sources of funds	305,968	168,634
TOTAL OF SOURCES OF FUNDS	2,887,231	1,729,573
USE OF FUNDS		
Net increase in loans	1,223,482	673,736
Net increase in other receivables from financial transactions	-	706,479
Net increase in other assets	180,457	148,253
Net decrease in deposits	1,102,646	-
Net decrease in other liabilities from financial transactions	-	221,516
Cash dividends	73,371	41,926
Other uses of funds	239,570	231,740
TOTAL FUNDS USED	2,819,526	2,023,650
INCREASE IN FUNDS	331,528	22,429

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WITH SUBSIDIARIES AS OF DECEMBER 31, 2001 AND 2000 (ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statements of BBVA Banco Francés S.A.)

-Stated in thousands of pesos-

1. SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA's regulations and Technical Resolution N° 4 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of December 31, 2001 and 2000, and the statements of income and cash flows for the fiscal year ended, as per the following detail:

- As of December 31, 2001:

  a) With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2001.

  b) With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month periods ended December 31, 2001.

The income of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the twelve-month fiscal year of the companies being consolidated consistent.

- As of December 31, 2000:

  a) With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2000.

  b) With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month periods ended December 31, 2000.

The income of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the twelve-month fiscal year of the companies being consolidated consistent.

Interests in subsidiaries as of December 31, 2001 and 2000 are listed below:

Companies	Shares Type	Number December 31, 2001	Number December 31, 2000	Interest percentage in Total Capital December 31, 2001	Total Capital 2000	Possible Votes 2001	Possible Votes 2000
Banco Francés (Cayman) Ltd.	Common	82,283,621	82,283,621	100.0000	100.0000	100.0000	100.0000
BBVA Uruguay S.A.	Common	79,130	55,594	60.8787	60.8787	60.8787	60.8787
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cia. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cia. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
Credilogros Cia. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances as of December 31, 2001 and 2000, are listed below:

Companies	Assets December 31, 2001	Assets 2000	Liabilities December 31, 2001	Liabilities 2000	Stockholders' Equity December 31, 2001	Stockholders' Equity 2000	Net income/gain-(loss) December 31, 2001	Net income/gain-(loss) 2000
Banco Francés (Cayman) Ltd. and subsidiary	1,041,096	1,142,468	920,975	981,221	120,121	161,247	(41,125)	35,353
BBVA Uruguay S.A. and subsidiary	1,084,716	862,880	989,111	762,585	95,605	100,295	10,981	5,980
Francés Valores Soc. de Bolsa S.A.	4,051	1,487	2,969	430	1,082	1,057	(290)	(111)
Atuel Fideicomisos S.A.	881	1,321	749	1,239	132	82	50	19
Consolidar A.F.J.P. S.A.	171,081	192,291	57,582	63,247	113,499	129,044	33,733	39,217
Consolidar Cia. de Seguros de Vida S.A. and subsidiary	195,915	163,320	161,411	145,004	34,504	18,316	16,188	2,163
Consolidar Cia. de Seguros de Retiro S.A. and subsidiary	431,398	326,100	391,741	310,107	39,657	15,993	23,664	(1,859)
Credilogros Cia. Financiera S.A. and subsidiary	150,345	145,730	84,279	81,366	66,066	64,364	1,705	2,458

2. VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the financial statements of BF, except for the financial statements of Banco Francés (Cayman) Limited and its subsidiary. The latter financial statements do not require any adjustment for inflation since they are stated in US dollars - although it should be noted that, as explained in note 3.2. to the financial statements of BF, as from September 1, 1995, restatement of the parent's financial statements has been discontinued.

The financial statements of Banco Francés (Cayman) Ltd. and its subsidiary and BBVA Uruguay S.A. and its subsidiary, originally stated in US dollars and Uruguayan pesos, respectively, were converted into Argentine pesos based on the method described in Note 3.3.a) to the financial statements of BF.

3. MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the "Minority interest in subsidiaries" account is as follows:

	2001	2000
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	52,334	59,503
Consolidar Cía. de Seguros de Vida S.A.	11,745	6,234
Consolidar Cía. de Seguros de Retiro S.A.	13,218	5,330
Credilogros Compañía Financiera S.A.	28,041	18,527
BBVA Uruguay S.A.	37,402	39,237
	142,740	128,831

4. RESTRICTIONS ON ASSETS

a) Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds two shares of Mercado de Valores de Buenos Aires S.A. These shares have been pledged in favor of "HSBC - La Buenos Aires Cía. Argentina de Seguros S.A." in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter's guaranteeing any noncompliance of stockbroking companies with their obligations.

b) In compliance with a Central Bank of Uruguay (BCU) resolution, BBVA Uruguay S.A. holds certificates of deposits for a total of 4,771 provided as security for foreign trade transactions pursuant to the Latin-American Integration Association Agreement (ALADI), which are subject to an arbitration proceeding between BCU and BCRA.

c) See Note 9 to the financial statements of BF.

5. BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2001	2000
GOVERNMENT SECURITIES		
Holdings in investment accounts		
Medium – Term Treasury Bonds (BONTE 2002)	5,831	-
Debt Consolidation Bonds (PRO 1)	-	83,121
Medium – Term Treasury Bonds (BONTE 2003)	-	58,799
Medium – Term Treasury Bonds – Fixed Rate (BONTEF 2002)	-	139,368
Medium – Term Treasury Bonds – Fixed Rate (BONTEF 2003)	-	178,627
Medium – Term Treasury Bonds (BONTE 2004)	-	144,428
Treasury bills	13,043	70,206
Other	6,797	369,187
Total	25,671	1,043,736
Holdings for trading or financial transactions		
Argentine Republic Variable Coupon Bonds (BRVX 1)	-	27,821
Argentine Republic External Bills (VEY4D)	204,497	-
Treasury Bills	-	171,588
USA Treasury Bills	21,331	-
USA Treasury Notes	70,603	-
Other	7,179	85,213
Total	303,610	284,622
Unlisted government securities		
Argentine Federal Government 9% Bonds (due in 2002)	212,076	-
Tucumán Provincial Treasury Bonds	48,917	57,394
Uruguaian Treasury Bonds	-	16,191
Tax credit certificates due in 2003/2004	46,356	-
Brazilian Central Bank Note (NBC-E)	11,878	7,114
Other	2,876	7,236
Total	322,103	87,935
PRIVATE SECURITIES		
Investments in listed private securities		
Cointel S.A. Corporate Bonds	4,823	2,717
Transener S.A. Corporate Bonds	2,297	-
Acindar S.A. Corporate Bonds	1,657	-
Pecom S.A. Corporate Bonds	1,917	-
Cablevision S.A. Corporate Bonds	-	158
Camuzzi S.A.	-	2,870
Pecom S.A.	2,099	-
Telefonica de España	-	2,874
YPF – Repsol S.A.	-	3,322
Telecom S.A.	1,031	-
Banco Roberts Trust	1,003	-
Galtrust 1 Financial Trust	3,794	-
Other	15,368	51,147
Total	33,989	63,088
Total	685,373	1,479,381

BBVA Banco Francés

	2001	2000
OTHER ASSETS		
Premium receivables from insurance companies	3,374	8,742
Insurance companies, supplementary capital	-	9,276
Others related to insurance business	1,753	1,972
Total	5,127	19,990

	2001	2000
OTHER LIABILITIES		
Insurance companies, claims in adjustment process	238,304	239,142
Insurance companies, mathematical reserve	352,470	281,795
Insurance companies, reinsurer reserve	(228,966)	(187,485)
Other related to insurance business	170,025	121,234
Total	531,833	454,686

Exhibit 1

STATEMENT OF DEBTORS' STATUS CONSOLIDATED WITH SUBSIDIARIES AND OTHER ENTITIES IN ARGENTINA AND ABROAD AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statement of BBVA Banco Francés S.A.)

-Stated in thousands of pesos-

	2001	2000
COMMERCIAL PORTFOLIO		
In normal situation		
- With senior or first – degree security and counter guaranty "A"	4,121,579	2,298,284
- With senior or first – degree security and counter guaranty "B"	103,521	130,760
- Without senior security or counter guaranty	2,684,678	3,422,166
In potential risk		
- With senior or first – degree security and counter guaranty "A"	660	423
- With senior or first – degree security and counter guaranty "B"	2,276	13,679
- Without senior security or counter guaranty	63,909	28,078
Nonperforming		
- With senior or first – degree security and counter guaranty "A"	101	-
- With senior or first – degree security and counter guaranty "B"	22,155	5,663
- Without senior security or counter guaranty	31,167	5,290
With high risk of uncollectibility		
- With senior or first – degree security and counter guaranty "A"	-	90
- With senior or first – degree security and counter guaranty "B"	18,245	14,811
- Without senior security or counter guaranty	60,877	60,076
Uncollectible		
- With senior or first – degree security and counter guaranty "A"	-	-
- With senior or first – degree security and counter guaranty "B"	10,813	12,305
- Without senior security or counter guaranty	35,083	12,960
Uncollectible, classified as such under regulatory requirements		
- With senior or first – degree security and counter guaranty "A"	-	-
- With senior or first – degree security and counter guaranty "B"	-	-
- Without senior security or counter guaranty	-	-
Total	7,155,064	6,004,585

Exhibit 1
(Contd.)

STATEMENT OF DEBTORS' STATUS CONSOLIDATED WITH SUBSIDIARIES AND OTHER ENTITIES IN ARGENTINA AND ABROAD AS OF DECEMBER 31, 2001 AND 2000

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statement of BBVA Banco Francés S.A.)

-Stated in thousands of pesos-

	2001	2000
CONSUMER AND HOUSING PORTFOLIO		
Normal compliance		
- With senior or first – degree security and counter guaranty "A"	20,248	33,789
- With senior or first – degree security and counter guaranty "B"	684,423	662,903
- Without senior security or counter guaranty	976,964	1,207,788
Inadequate compliance		
- With senior or first – degree security and counter guaranty "A"	26	606
- With senior or first – degree security and counter guaranty "B"	15,296	17,190
- Without senior security or counter guaranty	36,037	33,273
Deficient compliance		
- With senior or first – degree security and counter guaranty "A"	11	38
- With senior or first – degree security and counter guaranty "B"	6,390	4,736
- Without senior security or counter guaranty	21,230	24,804
Unlikely to be collected		
- With senior or first – degree security and counter guaranty "A"	37	-
- With senior or first – degree security and counter guaranty "B"	10,388	9,337
- Without senior security or counter guaranty	43,039	39,931
Uncollectible		
- With senior or first – degree security and counter guaranty "A"	34	32
- With senior or first – degree security and counter guaranty "B"	16,901	26,862
- Without senior security or counter guaranty	37,026	48,673
Uncollectible, classified as such under regulatory requirements		
- With senior or first – degree security and counter guaranty "A"	-	-
- With senior or first – degree security and counter guaranty "B"	45	5
- Without senior security or counter guaranty	881	755
Total	1,868,976	2,110,722
General Total (1)	9,024,040	8,115,307

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables: Receivables from sale of goods; Contingent credit-balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

BBVA Banco Francés

PROPOSED INCOME DISTRIBUTION
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

(Translation of financial statements originally issued in Spanish - See Note 22 to the financial statement of BBVA Banco Frances S.A.)

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS	**156,652**
DISTRIBUTABLE BALANCES	**156,652**
To earning reserved	-
– Legal reserve (see note 20.1.)	-
To dividends in shares (1)	
To dividends in cash (1)	
To subsequent fiscal year (1)	

(1) See note 20.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Dated: May 14, 2002

By: ______________________

Name: María Elena Siburu de López Oliva

Title: Investor Relations Manager